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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            SUPERIOR SERVICES, INC.

                           (Name of Subject Company)

                            SUPERIOR SERVICES, INC.
                     (Names of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                            ------------------------

                                  868316 10 0

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 PETER J. RUUD
                      SENIOR VICE PRESIDENT AND SECRETARY
                            SUPERIOR SERVICES, INC.
                       125 SOUTH 84(TH) STREET, SUITE 200
                           MILWAUKEE, WISCONSIN 53214
                                 (414) 479-7800

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                            ------------------------

                                WITH COPIES TO:

                                STEVEN R. BARTH
                                RUSSELL E. RYBA
                                FOLEY & LARDNER
                           777 EAST WISCONSIN AVENUE
                        MILWAUKEE, WISCONSIN 53202-5367
                                 (414) 271-2400

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Superior Services, Inc., a Wisconsin corporation (the "Company"). The address of the principal executive offices of the Company is 125 South 84(th) Street, Suite 200, Milwaukee, Wisconsin 53214. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this "Schedule 14D-9") relates is the common stock, $.01 par value per share, of the Company (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 21, 1997, as amended (the "Rights Agreement"), between the Company and LaSalle Bank National Association (f/k/a LaSalle National Bank), as Rights Agent. Reference herein to the "Shares" means shares of the Common Stock and shall, unless the context requires otherwise, include the associated Rights.

ITEM 2. TENDER OFFER OF PURCHASER.

    This Statement relates to the cash tender offer by Onyx Solid Waste Acquisition Corp., a Wisconsin corporation ("Purchaser") and an indirect wholly-owned subsidiary of Vivendi, a SOCIETE ANONYME organized under the laws of France ("Parent"), as disclosed in the Tender Offer Statement on Schedule 14D-1, dated June 18, 1999 (as amended or supplemented, the "Schedule 14D-1"), to purchase all outstanding Shares at $27.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 11, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and become an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to such time (other than Shares owned by Parent, Purchaser or any other subsidiary of Parent, held in the treasury of the Company, owned by any wholly-owned subsidiary of the Company and held by shareholders who perfect their appraisal rights under Wisconsin law) will be converted into the right to receive $27.00 in cash or any higher price per Share paid in the Offer (the "Offer Price") without interest thereon. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

    Based on information in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Company's Proxy Statement, dated April 2, 1999, relating to its 1999 Annual Meeting of Shareholders held on May 11, 1999 (the "Proxy Statement") under the headings "Stock Ownership of Certain Beneficial Owners and Management," "Executive Compensation" and "Certain Transactions." A copy of such portions of the Proxy Statement is filed as Exhibit (c)(11) to this
Schedule 14D-9 and is incorporated herein by reference. Certain of such contracts, agreements, arrangements and understandings will be modified or terminated in

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accordance with and pursuant to the Merger Agreement, as described below. Except as described below or in the attached Schedule I hereto or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, their executive officers, directors or affiliates.

COMPANY STOCK PLANS

    The Merger Agreement provides that the Company will take all appropriate actions so that, with respect to certain holders of outstanding options to purchase Shares (individually, an "Option" and collectively, "Options"), on the date Purchaser irrevocably accepts for payment Shares tendered pursuant to the Offer (the "Acceptance Date"), and with respect to all other holders of Options, at the Effective Time, (a) each outstanding Option granted under the Company's 1993 Incentive Stock Option Plan, the 1996 Equity Incentive Plan, the 1998 Broad-Based Stock Option Plan, certain individual nonqualified stock option and employment agreements, the Geowaste 1992 Stock Option Plan and the Geowaste 1996 Stock Option Plan (collectively, the "Stock Plans"), whether or not then exercisable, will be canceled and (b) in consideration of such cancellation, the Company or the Surviving Corporation, as the case may be, will pay to such holders of Options an amount in respect thereof equal to the product of (i) the excess of the Offer Price over the exercise price thereof and (ii) the number of Shares previously subject thereto.

CERTAIN AGREEMENTS AND PLANS

    Parent required, as a material precondition and inducement for Parent and Purchaser to enter into the Merger Agreement, that the Company modify or terminate certain existing agreements with affiliates of the Company, as well as enter into several new arrangements. These arrangements are described below.

    EMPLOYMENT AGREEMENTS. The Company, together with Parent, has entered into new employment agreements (individually, an "Employment Agreement" and collectively, the "Employment Agreements") with each of G. William Dietrich (President and Chief Executive Officer of the Company), George K. Farr (Chief Financial Officer and Treasurer of the Company) and Peter J. Ruud (Senior Vice President and Secretary of the Company) (individually, an "Employee" and collectively, the "Employees"). Each Employment Agreement is effective on the Acceptance Date and terminates on December 31, 2003, unless mutually extended. Pursuant to the terms of the Employment Agreements, each Employee will have the same position, duties and responsibilities as he had immediately prior to the Acceptance Date. Each Employee will be paid an initial base salary equal to the annual salary payable to the Employee immediately prior to the Acceptance Date. Each Employee's base salary will be reviewed at least annually and may, in the discretion of the Board of Directors of the Company, be increased but not decreased, taking into account any change in the Employee's responsibilities, increases in the cost of living, performance by the Employee and other pertinent factors. In addition to the Employees' base salaries, the Employees will participate in an annual bonus plan no less favorable to the Employees than their participation in the Company's historic Management Incentive Plan (but substituting pre-tax earnings in the formula for earnings per share and increasing the amount of cash bonus payable to take into account the fact that Options will not be granted thereunder). The Employees will also be designated as participants in the Company's Long-Term Performance Award Plan and will be entitled to participate in the Company's employee benefit plans, as in effect on June 11, 1999 or as modified or added to by the Company thereafter, provided that such benefits shall be no less favorable than those provided to the Employees prior to the Acceptance Date and provided further that the Company will provide for the specific continuation of certain insurance benefits for each Employee. Finally, to the extent practicable, Parent will endeavor to include the Employees in Parent's equity-based compensation plans to the extent comparable participation is available to other similarly situated employees of Parent's non-French subsidiaries.

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    In addition to the foregoing, Parent and the Company agreed (pursuant to the
Employment Agreements) to pay all amounts payable to the Employees under the KEESAs (as hereinafter defined) on the Acceptance Date as if their employment had been terminated, as well as the present value of certain consulting payments that the Employees would otherwise be entitled to as a result of a change in control.

    Under the terms of the Employment Agreements, in the event any Employee's employment is terminated by the Company without cause or if any Employee terminates his employment as a result of (a) the relocation of the Company's principal offices more than 25 miles from its location immediately prior to the Acceptance Date or the Company requiring the Employee to be based at any location other than such principal offices, (b) a breach by the Company of any material provision of the Employment Agreements which is not cured within five business days following written notification of such breach or (c) a change in control or sale of the Company or Parent, the Company is required to pay such Employee an amount equal to (i) the unpaid base salary due the Employee, the approximate amount of the Employee's annual bonus accrued through the termination date, the amount of any previously vested benefits and any deferred compensation, any accrued vacation pay and any reimbursement for expenses incurred but not yet paid; (ii) a lump sum cash payment equal to the number of years (including fractions thereof) remaining in the term of the Employee's employment multiplied by the sum of (x) his then current base salary plus (y) his annual bonus received for the year prior to the date of his termination; and
(iii) a payment under the Long-Term Performance Award Plan equal to the amount the Employee would have received if his Retirement Date (as defined therein) was the date of his termination of employment.

    The Employment Agreements also provide that if an Employee terminates his employment for any reason other than as specified in clauses (a), (b) or (c) of the immediately preceding paragraph, the Company terminates an Employee's employment for cause or employment is terminated as a result of death or disability, the Employee will be entitled to be paid (a) his current base salary and accrued annual bonus through the end of the month in which such termination occurs and (b) if termination is a result of the Employee's death or disability, an immediate lump sum cash payment equal to the sum of 150% of his prior year's annual bonus and 150% of his then current base salary.

    As part of the Employment Agreements, each Employee has agreed to a two-year noncompete following the termination of his employment with the Company and a one-year restriction from hiring or seeking to hire any employee of the Company.

    The foregoing is a summary of certain provisions of the Employment Agreements. This summary is not a complete description of the terms and conditions of the Employment Agreements and is qualified in its entirety by reference to the full text of the Employment Agreements, which are incorporated herein by reference and copies of which have been filed with the Securities and Exchange Commission (the "SEC") as exhibits to this Schedule 14D-9.

    It is also anticipated that, prior to the Acceptance Date, the Company will enter into new employment agreements with certain other members of the Company's management team, including John H. King, Scott S. Cramer, Philip J. Auld, James
M. Dancy, Jr., Paul R. Jenks and Larry E. Goswick, on terms and conditions substantially similar to the terms and conditions of the Employment Agreements.

    AMENDMENT TO 1999 MANAGEMENT INCENTIVE PLAN. The Company has amended its 1999 Management Incentive Plan (the "MIP") to provide that all eligible participants in the MIP who remain employed by the Company (or a subsidiary of the Company) as of December 31, 1999 ("Eligible Participants") will receive a bonus amount in cash equal to (a) the amount of cash and (b) the fair market value of stock options, in each case, which such person otherwise would have been entitled to receive under the MIP for the year ending December 31, 1999 (the "Bonus Amount"). The first component of the Bonus Amount will be (i) calculated based on the financial results of the Company and its subsidiaries for the six-month period ending June 30, 1999, as compared to the financial results of the Company and its subsidiaries for the six-month period ended June 30, 1998, (ii) divided by two and (iii) paid no later than February 14, 2000.

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The second component of the Bonus Amount shall be (i) calculated based on the percentage increase in the "pre-tax earnings" (as defined in the Company's Long-Term Performance Award Plan) of the Company and its subsidiaries for the six-month period ending December 31, 1999, as compared to the pre-tax earnings of the Company and its subsidiaries for the six-month period ended December, 1998, (ii) divided by two and (iii) paid no later than February 14, 2000. The fair market value of stock options referred to in the calculation of the Bonus Amount will be deemed to be one-half of the excess of (x) the Offer Price over
(y) $23.375 per Share (the closing sales price of the Shares on June 10, 1999, the last business day preceding the date of the Merger Agreement as reported by the Nasdaq National Market).

    LONG-TERM PERFORMANCE AWARD PLAN. The Company has established a new Long-Term Performance Award Plan to provide additional incentives and rewards to certain key employees of the Company after consummation of the Offer and the Merger. The plan will be administered by a committee designated by Parent and the Chief Executive Officer of the Company (the "Committee") and will be effective as of the Acceptance Date.

    If the Company meets its earnings goal, eligible key employees will receive awards pursuant to the Long-Term Performance Award Plan. The earnings goal is based on the sum of the Adjusted Pre-Tax Earnings (as defined in the Long-Term Incentive Award Plan) from June 30, 1999 to December 31, 2003. If the earnings goal is met, $10 million in the aggregate will be distributed to the eligible key employees; PROVIDED, HOWEVER, that if the Company exceeds its earnings goal, the amount distributed to the eligible key employees will be increased, but in no case will be greater than $20 million in the aggregate.

    The foregoing is a summary of certain provisions of the Long-Term Performance Award Plan. This summary is not a complete description of the terms and conditions of the Long-Term Performance Award Plan and is qualified in its entirety by reference to the full text of the Long-Term Performance Award Plan, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

    SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS. The Company has Key Executive Employment and Severance Agreements, as amended (the "KEESAs"), with Joseph P. Tate (the Chairman of the Board of the Company) and with Messrs. Dietrich, Farr and Ruud. Under the terms of the KEESAs, following a change in control (which will occur on the Acceptance Date) such officers will be entitled to receive compensation during the officer's employment period following the change in control at the same rate in effect as of the date such change in control occurs (subject to increase by the Compensation Committee of the Company's Board of Directors) and will be included in the Company's benefit plans available to employees of comparable status. If during such employment period the officer's employment is terminated by the Company, other than for "cause" (as defined in the KEESAs), or if the officer's duties are changed substantially without his written consent and the officer terminates his employment as a result thereof, or the officer terminates his employment at any time within 12 months after the change in control, either voluntarily or as a result of his death or disability, the officer is entitled to receive a lump sum payment equal to three times the officer's average annual total compensation for the five years prior to the change in control. In addition to the foregoing, immediately upon a change in control all Options held by such officers automatically vest and are cashed out. In the event the officers are required to pay an excise tax on "excess parachute payments" received from the Company upon a change in control, the KEESA's provide that the officers are entitled to receive from the Company an amount necessary to place the officer in the same after-tax financial position as the officer would have been in had the officer not incurred such tax. The Acceptance Date will constitute a change in control for purposes of the KEESAs, and Parent and the Company have agreed (pursuant to the Employment Agreements for Messrs. Dietrich, Farr and Ruud) to pay all amounts payable to these officers under the KEESAs, on the Acceptance Date, as if their employment had been terminated.

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    Under the terms of the current employment agreements the Company has with each of Messrs. King, Cramer, Auld, Dancy, Jenks and Goswick, which are anticipated to be replaced with new agreements as discussed under "Employment Agreements" above, if any of those officers are terminated due to a "change in control" (as defined in their employment agreements) (which will occur on the Acceptance Date) the terminated officer is entitled to receive a lump sum severance payment equal to two times his base salary in effect on the effective date of the change in control. In addition to the foregoing, the employment agreements with Messrs. King and Cramer provide for automatic vesting and cash out of all Options held by such officers immediately upon a change of control. The Acceptance Date will constitute a change in control for purposes of these employment agreements, and Parent and the Company have agreed to accelerate all payments due such officers under their existing employment agreements as if their employment had been terminated. As a result thereof, Messrs. King and Cramer will receive a lump sum payment on the Acceptance Date equal to all amounts payable to them under their employment agreements and Messrs. Auld, Dancy, Jenks and Goswick will be entitled to receive, in four equal annual installments commencing on December 31, 2000, the severance payments provided for under their employment agreements (provided that no current or future installment is required to be paid if the intended recipient is not employed by the Company on the date the annual severance installment is to be made).

    Based on the current compensation paid to the foregoing executives, the total amounts payable to each of Messrs. Tate, Dietrich, Farr, Ruud, King, Cramer, Auld, Dancy, Jenks and Goswick under their KEESAs or employment agreements (excluding the value of the Options to be cashed out and the amount required to be paid under the KEESAs to satisfy any excise tax on excess parachute payments) will be $898,347, $3,320,115, $1,615,818, $2,254,517,
$299,200, $282,000, $352,000, $316,000, $326,000 and $302,000, respectively.

MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9. Capitalized terms used but not defined in this summary of the Merger Agreement have the meanings given to such terms in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, commence (within the meaning of Rule 14d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), within five business days, the Offer at the Offer Price, in cash net to the seller. The initial expiration date for the Offer is the twentieth business day from and including the date the Offer Documents are first filed with the SEC (the "Expiration Date", unless and until Purchaser shall have extended the period for which the Offer is open, in which event "Expiration Date" shall mean the latest time and date on which the Offer, as so extended, shall expire). The obligation of Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer is subject only to (a) there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which, together with any Shares owned by Parent or Purchaser, constitutes 75% or more of the Shares then outstanding as of the Expiration Date (determined on a fully diluted basis, but excluding Shares subject to the option granted under the Stock Option Agreement (as hereinafter defined)) (the "Minimum Condition") and (b) the satisfaction or waiver of the other conditions set forth in the conditions of the Offer contained in Annex A to the Merger Agreement (together with the Minimum Condition, the "Offer Conditions"). Without the prior written consent of the Company, Parent and Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to

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the Offer in addition to the Offer Conditions or (v) amend or modify any term or condition of the Offer in a manner adverse to the holders of Shares. Notwithstanding the foregoing, Parent shall cause Purchaser to, and Purchaser shall, extend the Offer for at least an additional five business days if, on the initially scheduled Expiration Date, the Shares validly tendered and not withdrawn pursuant to the Offer constitute at least 50%, but less than 61%, of the then outstanding Shares (determined on a fully diluted basis, but excluding Shares subject to the option granted under the Stock Option Agreement) and all other Offer Conditions are satisfied or waived. In addition, and without limiting the foregoing, if, on the initially scheduled Expiration Date, the Shares validly tendered and not withdrawn pursuant to the Offer constitute at least 61% of the then outstanding Shares (determined on a fully diluted basis, but excluding Shares subject to the option granted under the Stock Option Agreement) but are not sufficient to satisfy the Minimum Condition (the
"Tendered Amount") and all other Offer Conditions are satisfied or waived, Parent shall cause Purchaser to, and Purchaser shall, reduce the Minimum Condition to the Tendered Amount, and shall extend the Offer for an additional ten business days. In addition, and without limiting the foregoing, Parent shall cause Purchaser to, and Purchaser shall, extend the Offer up to 20 business days in the aggregate, in one or more periods of not more than ten business days, if, at the initially scheduled Expiration Date, or any extension thereof, any one or more Offer Conditions set forth in paragraphs (a), (c) or (d) of Annex A to the Merger Agreement (and the same paragraphs under "Conditions to the Offer" below) is not then satisfied or waived; PROVIDED, HOWEVER, that Purchaser shall not be required to extend the Offer as provided in this sentence unless, in Parent's reasonable and objective judgment, (i) each such Offer Condition is reasonably capable of being satisfied and (ii) the Company is in material compliance with all of its covenants under the Merger Agreement.

    Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions as of the Expiration Date, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the applicable provisions of the Wisconsin Business Corporation Law (the "WBCL"), at the Effective Time, Purchaser will be merged with and into the Company, the separate corporate existence of Purchaser will thereupon cease and the Company will continue as the Surviving Corporation. The Merger will be effected by the filing at the time of Closing of appropriate articles of merger relating to the Merger with the Department of Financial Institutions of the State of Wisconsin.

    The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, Purchaser or any other subsidiary of Parent, held in the treasury of the Company or owned by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and retired and shall cease to exist with no payment being made with respect thereto, and other than Shares which are held by Dissenting Shareholders) will be converted into the right to receive the Offer Price in cash, without interest thereon, promptly upon surrender of the certificate formerly representing such Shares. At the Effective Time, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Purchaser or the holders thereof, be converted into and become one validly issued, fully paid and nonassessable (except as provided in Section 180.0622(2)(b) of the WBCL) share of common stock of the Surviving Corporation.

    The Merger Agreement provides that the Restated Articles of Incorporation of the Company in effect immediately prior to the Effective Time will be the Restated Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the WBCL, except that Article II of the Company's Restated Articles of Incorporation will be amended to reduce the classes and number of authorized shares to 1,000 shares of Common Stock. The By-Laws of Purchaser in effect at

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the Effective Time will be the By-Laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the WBCL.

    VOTE REQUIRED TO APPROVE THE MERGER. The Merger Agreement provides that if required following termination of the Offer, the Company will take, consistent with applicable law and its Restated Articles of Incorporation and By-Laws, all action necessary to convene a meeting of holders of Shares as promptly as practicable to consider and vote upon the approval of the Merger Agreement and the Merger. Subject to fiduciary requirements of applicable law, the Company's Board of Directors will recommend such approval and the Company shall take all lawful actions to solicit such approval. At any such meeting of the Company, all of the Shares then owned by Parent, Purchaser and any other subsidiary of Parent will be voted in favor of the Merger Agreement. Pursuant to the Stock Option Agreement, if Purchaser has accepted for payment Shares pursuant to the terms of the Offer and Parent and Purchaser own at least 61% but less than 75% of the then outstanding Shares (determined on a fully diluted basis, but excluding Shares subject to the option under the Stock Option Agreement), Parent shall exercise its option to purchase from the Company at $23.75 per Share (the closing sales price of the Shares on June 11, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement) newly issued Shares in an amount equal to the number of Shares that, when added to the number of Shares then owned by Parent and Purchaser, would result in Parent and Purchaser owning that number of Shares that provides them with at least 50.1% of the votes represented by outstanding Shares (determined on a fully diluted basis). Consequently, if the Minimum Condition is satisfied or if the foregoing option under the Stock Option Agreement is exercised, approval of the Merger will be assured without the affirmative vote of any other shareholder of the Company.

    CONDITIONS TO THE MERGER. The respective obligations of Parent, Purchaser and the Company to consummate the Merger and the transactions contemplated thereby, if the Offer shall have been consummated, are subject to the fulfillment or waiver in whole or in part of certain conditions, including: (a) the shareholders of the Company must approve the transactions contemplated by the Merger Agreement (provided that Parent and Purchaser shall have voted their Shares at such meeting in favor of the Merger); (b) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated and, with certain exceptions, all filings required to be made prior to the Effective Time by the Company, together with all necessary consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company from any Governmental Entity, shall have been made or obtained (as the case may be), except where the failure to so make or obtain is not reasonably likely to have Material Adverse Effect on the Company; (c) no United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Parent or the Company in connection with consummation of the Merger or with respect to their business operations which is reasonably likely to have a Material Adverse Effect; and (d) Purchaser shall have purchased Shares pursuant to the Offer.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (a) corporate organization and qualification, (b) authorized capital, (c) corporate authority,
(d) government filings; no violations, (e) Company reports; financial statements, (f) absence of certain changes, (g) litigation and liabilities, (h) employee benefits, (i) brokers and finders, (j) Rights Agreement, (k) takeover statutes, (l) environmental matters, (m) tax matters, (n) intellectual property,
(o) compliance with applicable laws, (p) opinion of financial advisor, (q) labor relations, (r) material contracts and (s) Year 2000.

    Parent and Purchaser have made certain representations and warranties with respect to, among other things, (a) corporate organization and qualification,
(b) corporate authority, (c) governmental filings; no violations, (d) funds, (e) Purchaser's activities and (f) share ownership.

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    DIRECTORS.  The Merger Agreement provides that if requested by Parent in writing, promptly following the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or its affiliates bears to the total number of Shares then outstanding, and the Company will, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly take all actions necessary to cause Parent's designees to be so elected or appointed, including increasing the size of the Board of Directors of the Company or using its reasonable best efforts to secure the resignations of one or more existing directors, or both; PROVIDED, HOWEVER, that prior to the Effective Time, the Board of Directors of the Company shall always have at least two members who are neither officers, directors, shareholders or designees of Parent or any of its affiliates ("Parent Insiders"). If, prior to the Effective Time, the number of directors who are not Parent Insiders is reduced below two for any reason, then the remaining director who is not a Parent Insider will be entitled to designate a person (or persons) who is not a Parent Insider or any affiliate of such Parent Insider to fill such vacancy (or vacancies) and such designee will be deemed to not be a Parent Insider for all purposes of the Merger Agreement. At such time, the Company will, if requested by Parent in writing, use its reasonable best efforts to also cause persons designated by Parent to constitute the same proportionate representation (as it exists on the Board of Directors of the Company after giving effect to the foregoing) of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons); PROVIDED, HOWEVER, that prior to the Effective Time, each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board shall have at least one member who is not a Parent Insider. The Company's obligation to appoint Parent's designees to the Board of Directors of the Company will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company will promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations. From and after the election or appointment of Parent's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement, will require the affirmative vote of at least a majority of the directors of the Company then in office who are not Parent Insiders.

    INDEMNIFICATION AND INSURANCE.  The Merger Agreement provides as follows:

        (a) From and after the Effective Time, Parent agrees that it will cause the Surviving Corporation and its subsidiaries (as appropriate) to indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees and disbursements), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted or required under the WBCL and its Restated Articles of Incorporation or By-Laws in effect on June 11, 1999 to indemnify such Person (as hereinafter defined) (and Parent shall also advance expenses as incurred to the fullest extent permitted or required under the WBCL, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification under the WBCL, the Company's Restated Articles of Incorporation or By-Laws in effect on June 11, 1999); PROVIDED that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under the WBCL and its Restated Articles of Incorporation and By-Laws as in effect on June 11, 1999 shall be made by independent counsel mutually selected by the

    Surviving Corporation and the Person seeking indemnification and otherwise in accordance with the provisions and procedures currently set forth in the Company's By-Laws in effect as of June 11, 1999.

        (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) above, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent or the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party and then only to the extent so materially prejudiced. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume and control the defense thereof (PROVIDED, that if either does so, then the standards of conduct set forth under the WBCL shall be irrevocably deemed to be satisfied by the Indemnified Parties) and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that, in such counsel's reasonable judgment, there are material issues that constitute conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; PROVIDED, HOWEVER, that Parent shall be obligated to pay for only one firm of counsel (licensed in such jurisdiction) chosen by them for all Indemnified Parties in any jurisdiction unless the use of one such counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and PROVIDED FURTHER that, in the event Parent or the Surviving Corporation shall not have assumed such defense, Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

        (c) In addition to the foregoing, the Parent and the Surviving Corporation agree to maintain in full effect, without lapse or modification, the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the Effective Time, so long as the annual premium therefor is not in excess of 200% of the last annual premium paid by the Company prior to June 11, 1999 (the "Current Premium"); PROVIDED, HOWEVER, if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Parent and the Surviving Corporation will use its reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium.

        (d) Finally, any rights of an Indemnified Party set forth above are not exclusive of any other rights an Indemnified Party may have under applicable law.

    CONDITIONS TO THE OFFER. Pursuant to the Merger Agreement and notwithstanding any other provision of the Offer, Purchaser shall not be obligated to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if,
(i) prior to the expiration of the Offer, (x) the Minimum Condition has not been satisfied or (y) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer or the Merger shall not have expired or been terminated, or any Regulatory Approvals (other than certain Regulatory Approvals set forth on Schedule A of Annex A of the Merger Agreement) applicable to the Offer and the Merger shall not have been obtained on terms satisfactory to Parent in its sole judgment or (ii) on or after the date of the Merger

Agreement, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

        (a) there shall have occurred and be continuing as of the scheduled Expiration Date of the Offer (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. or the Nasdaq National Market (excluding any coordinated trading halt triggered as a result of any decrease in any market indices and any general suspension or limitation caused by physical damage, computer or system malfunction, in each case not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any Governmental Entity, on the extension of credit by banks or other lending institutions in the United States, (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof that is continuing as of the scheduled termination date of the Offer or (v) any material adverse change in the business or regulatory environment specific to the solid waste industry in the United States;

        (b) the Company shall have breached or failed to perform in any respect any of its obligations, covenants or agreements under the Merger Agreement or the Stock Option Agreement and which breach or failure to perform, individually or in the aggregate with all other breaches, is reasonably likely to have a Material Adverse Effect on the Company or any representation or warranty of the Company set forth in the Merger Agreement or the Stock Option Agreement shall have been inaccurate or incomplete in any respect when made or thereafter shall become inaccurate or incomplete in any respect, if such inaccuracy or incompleteness, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect (excluding for purposes of this paragraph (b) only, any Material Adverse Effect qualifier contained in any such representation or warranty); PROVIDED, HOWEVER, that any breach or failure that is capable of being cured without a Material Adverse Effect, shall not be deemed a breach or failure if, such breach or failure is reasonably cured by the Company within the later of (A) ten business days after written notice thereof by Parent is provided (provided that Parent and Purchaser shall be required to extend only the initially scheduled Expiration Date of the Offer pursuant to this clause) and (B) two business days prior to the date on which the Offer is then scheduled to expire;

        (c) there shall be instituted, pending and continuing as of the scheduled Expiration Date of the Offer, any action, litigation, proceeding, investigation or other application (hereinafter, an "Action") before any United States court or other Governmental Entity by any Governmental Entity or by any other person, domestic or foreign (other than an Action brought by a shareholder of the Company): (i) challenging the acquisition by Parent or Purchaser of Shares pursuant to the Offer, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer, the Merger or the Stock Option Agreement or seeking to obtain, from the Company, Parent or Purchaser, any damages that are reasonably likely to have a Material Adverse Effect on the Company or Parent or to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by the Merger Agreement or the Stock Option Agreement; (ii) seeking to prohibit, or impose any material limitations on, Parent's or Purchaser's ownership or operation of all or any material portion of Parent's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries taken as a whole), or to compel Parent or Purchaser to dispose of or hold separate all or any material portion of Parent's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries taken as a whole) as a result of the transactions contemplated by the Offer, the Merger or the Stock Option Agreement, (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a delay of more than ten business days in, or materially restrict, the ability of Purchaser to accept for payment, purchase or pay for some or all of the Shares pursuant to the Offer or the Merger (exclusive of actions under Sections 180.1301 to

    180.1331 of the WBCL); or (iv) seeking to impose material limitations on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares (to the extent allowed under Section
    180.1150 of the WBCL) including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the Company's shareholders;

        (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed to become applicable to the Offer or the Merger, or any other action shall have been taken, and in each case be in existence as of the scheduled Expiration Date of the Offer, by any court or other Governmental Entity (other than the application to the Offer or the Merger of waiting periods under the HSR Act), that is reasonably likely to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (iv) of paragraph (c) above;

        (e) a tender or exchange offer for at least 15% of the Shares shall have been commenced or publicly proposed to be made by another Person (including the Company or its subsidiaries), or it shall have been publicly disclosed that (i) any Person (including the Company or its subsidiaries) shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of 15% or more of any class or series of capital stock of the Company (including the Shares) (other than for bona fide arbitrage purposes); or (ii) any Person, entity or group shall have entered into (with the Company or any agent or representative of the Company) a definitive agreement or a written agreement in principle with respect to an Acquisition Proposal (excluding a confidentiality agreement described in "No Solicitation" below);

        (f) any change shall have occurred or be threatened and be continuing as of the scheduled Expiration Date of the Offer, in the financial condition, properties, businesses or results of operations of the Company or any of its subsidiaries that is or is reasonably likely to have a Material Adverse Effect on the Company;

        (g) the Company's Board of Directors (or a special committee thereof) shall have amended, withdrawn or modified, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall fail to reaffirm such approval or recommendation within two business days of the written request by Parent or Purchaser to do so, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have publicly announced it has resolved to do any of the foregoing; or

        (h) the Merger Agreement shall have been terminated by the Company or Parent or Purchaser in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the reasonable judgment of Parent and Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser, provided Parent and Purchaser are not in violation of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

    The foregoing Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms of the Merger Agreement, may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser, provided Parent and Purchaser are not in violation of the Merger Agreement) giving rise to any such condition or may be waived by Parent or Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion in compliance with the Merger Agreement. The failure of Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    COVENANTS. The Merger Agreement contains various covenants of the parties thereto, including covenants as to, among other things, the conduct of the business of the Company, as described in further detail below, during the period from the date of the Merger Agreement to the Closing Date or termination of the Merger Agreement.

    CONDUCT OF BUSINESS OF THE COMPANY. Pursuant to the Merger Agreement, the Company covenanted and agreed, as to itself and its subsidiaries, that, prior to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by the Merger Agreement): (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates; (b) the Company will not (i) amend its Restated Articles of Incorporation or By-Laws or amend, modify or terminate the Rights Agreement, (ii) split, combine or reclassify the outstanding Shares or Preferred Shares, or (iii) declare, set aside or pay any dividend payable in cash, stock or property with respect to the capital stock of the Company; (c) neither the Company nor any of its subsidiaries will (i) issue, sell, pledge, dispose of, agree to sell or pledge or encumber any additional shares, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries or any other property or assets other than, in the case of the Company, Shares issuable pursuant to Options outstanding on June 11, 1999 under the Stock Plans, the terms of the Completed Acquisitions, the terms of the pending acquisitions set forth in Schedule 6.1(b) of the Merger Agreement or the Stock Option Agreement, (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets or incur any other liability other than in the ordinary and usual course of business, (iii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company other than pursuant to the terms of existing acquisition agreements or escrow agreements or (iv) authorize capital expenditures in excess of $15 million in the aggregate, or make any acquisition of, or investment in, assets or stock of any other Person or entity with estimated annualized revenues in excess of $50 million. Notwithstanding any limitations in (c)(i) through (c)(iv) above, the Company may enter into or consummate an acquisition proposed by it (a "Proposed Acquisition") if such acquisition has been approved in writing by Parent, which approval may be denied, withheld or conditioned in its sole and absolute discretion. Parent agreed to advise the Company in writing whether it has approved the Proposed Acquisition within five business days after receipt of information regarding the Proposed Acquisition that is the same in all material respects as the information that was provided (whether orally, in writing or otherwise) to the executive officers of the Company or the Company's Board of Directors in connection with its approval of the Proposed Acquisition, including, without limitation, all material economic and other terms (the "Proposed Terms"). If Parent approves the Proposed Acquisition, the Company may consummate the Proposed Acquisition on the Proposed Terms and other customary terms; (d) neither the Company nor any of its subsidiaries shall grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or such subsidiaries (other than (A) normal scheduled increases in compensation and (B) entering into customary employment arrangements in the ordinary and usual course of business with newly hired employees), and neither the Company nor any of its subsidiaries shall establish, adopt, terminate, enter into, make any new grants or awards under or amend, any Compensation and Benefit Plans (other than the MIP and normal scheduled increases in compensation); (e) neither the Company nor any of its subsidiaries shall settle, negotiate to settle or compromise any material claims or litigation except for such settlements or negotiations that are not reasonably likely to have a Material Adverse Effect; (f) neither the Company nor any of its subsidiaries shall make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary and usual course of business; (g) neither the Company nor any of its subsidiaries shall (i) incur, assume or prepay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur or prepay debt in the ordinary and usual course of business in amounts and for purposes consistent with past practice under existing lines of credit and may incur debt in connection with the Completed Acquisitions, but in any event, such incurrences, assumptions or prepayments may not exceed $75 million in the aggregate, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third-party except in the ordinary and usual course of business, (iii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates consistent with past practice or
(iv) change any accounting principle, practice or method in a manner that is inconsistent with past practice, except to the extent required by generally accepted accounting principles as advised by the Company's regular independent accountants; (h) neither the Company nor any of its subsidiaries shall, other than in the ordinary and usual course of business or except as is not reasonably likely to have a Material Adverse Effect, (i) modify, amend or terminate any contract, (ii) waive, release, relinquish or assign any contract (or any of the rights of the Company or any of its subsidiaries thereunder), right or claim or
(iii) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries; PROVIDED, HOWEVER, that neither the Company nor any of its subsidiaries may under any circumstances waive or release any of its rights under any confidentiality agreement to which it is a party; (i) neither the Company nor any of its subsidiaries shall enter into any material contract or agreement other than in the ordinary and usual course of business; (j) neither the Company nor any of its subsidiaries shall, except as specifically permitted in connection with an Acquisition Proposal (as hereinafter defined), take or fail to take any action that is reasonably likely to result in any failure of the conditions to the Offer or any of the conditions to the Merger set forth in "Conditions to the Merger" above, not being satisfied, or is reasonably likely to make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that is reasonably likely to have a Material Adverse Effect;
(k) neither the Company nor any of its subsidiaries shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; and (l) neither the Company nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company covenanted and agreed with Parent and Purchaser that neither the Company nor any of its subsidiaries shall, and that the Company will direct and use its reasonable best efforts to cause its and its subsidiaries' officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries ("Representatives")) not to knowingly (a) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) from any Person with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; PROVIDED, HOWEVER, that nothing shall prevent the Company or the Company's Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act, and that prior to the purchase of Shares pursuant to the Offer, the Company and its Representatives may engage in the actions set forth in clause (b) above if (i) any Person delivers a bona fide written Acquisition Proposal for which all necessary financing is then in the judgment of the Board of Directors of the Company readily obtainable, (ii) the Company enters into a customary confidentiality agreement with such Person that is no more favorable to such Person than the Confidentiality Agreement, dated as of March 3, 1999, as amended as of June 11, 1999, between Parent and the Company (the "Confidentiality Agreement") (as determined by the Company after consultation with its outside counsel), (iii) the Board of Directors of the Company determines in good faith by a vote of a majority of the members of the full Board after receipt of advice from outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law and (iv) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated (taking into account all legal, financial and regulatory aspects of the proposal, the Person making the proposal and all other relevant factors) and would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal").

    The Merger Agreement also provides that the Company will: (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal; (b) take the necessary steps to inform the Persons referred to in the first sentence of the immediately preceding paragraph of the obligations undertaken in such paragraph and in this paragraph; (c) notify Parent promptly if any such Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company; (d) further identify the offeror and furnish to Parent a copy of any such inquiry or proposal, if it is in writing, or shall inform Parent of the details of any such inquiry or proposal, if it is oral, and shall promptly advise Parent of any material development relating to such inquiry or proposal; and (e) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company to return all confidential information heretofore furnished to such Person by or on behalf of the Company.

    TERMINATION. The Merger Agreement provides that the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of the Shares:

        (a) by the mutual consent of Parent and the Company, by action of their respective Boards of Directors;

        (b) by action of the Board of Directors of either Parent or the Company (in accordance with the Merger Agreement) if (i) Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto in accordance with the Merger Agreement; (ii) the approval of shareholders required under the terms of the Merger Agreement shall not have been obtained at a meeting duly convened therefore (provided Purchaser complied with the requirements regarding such meeting set forth under the terms of the Merger Agreement); or (iii) any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States or the Republic of France, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable and which is reasonably likely to have a Material Adverse Effect (PROVIDED, HOWEVER, that before invoking its ability to terminate under this clause (iii), the party invoking this clause (iii) shall use its reasonable best efforts to prevent, vacate, overturn, repeal or limit any such order, decree, ruling or other action so that it is not reasonably likely to have a Material Adverse Effect);

        (c) by action of the Board of Directors of Parent, if (i) prior to the purchase of Shares pursuant to the Offer in accordance with the Merger Agreement, the Company shall have failed to perform in any respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination, which failure is reasonably likely to have a Material Adverse Effect on the Company and which failure shall not have been reasonably cured prior to the later of (A) ten business days following the giving of written notice to the Company of such failure (provided that Parent and Purchaser shall be required to extend only the initially scheduled Expiration Date of the Offer pursuant to this clause) and (B) two business days prior to the date on which the Offer is then scheduled to expire, (ii) the Board of Directors of the Company (or a special committee thereof) shall have amended, withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company shall have failed to reaffirm such approval or recommendation within two business days of the written request by Parent or Purchaser to do so, shall have publicly endorsed, approved or recommended any other Acquisition Proposal or shall have publicly announced it has resolved to do any of the foregoing or (iii) if the Company or certain other Persons or entities take any actions that would be prohibited under the terms of the Merger Agreement (see "No Solicitation" below) but for an exception therein allowing such actions to be taken if required by fiduciary obligations under applicable law as advised by outside counsel; or

        (d) by action of the Board of Directors of the Company, (i) if Parent or Purchaser (or another Parent Company) (A) shall have failed to perform in any respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Parent or Purchaser at or prior to such date of termination, and which failure shall not have been reasonably cured prior to the later of (x) five business days following the giving of written notice to Parent of such failure and (y) two business days prior to the date on which the Offer is then scheduled to expire or (B) shall have failed to commence the Offer within the time required under the terms of the Merger Agreement or (ii) if (A) the Company is not in material breach of any of the terms of the Merger Agreement, (B) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (which shall include all of the material terms, including the price proposed to be paid for Shares pursuant thereto) to such notice, (C) Parent does not make, within three business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (D) the Company, prior to such termination, pays to Parent in immediately available funds the fees required to be paid as described in "Fees and Expenses" below.

    FEES AND EXPENSES. The Merger Agreement provides that, except as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement, the Stock Option Agreement and the transactions contemplated by the Merger Agreement and the Stock Option Agreement will be paid by the party incurring such expenses. The Merger Agreement also provides that:

        (a) In the event of termination of the Merger Agreement and abandonment of the Merger in a manner described under "Termination" above, no party to the Merger Agreement (or any of its directors or officers) shall have any liability or further obligation to any other party to the Merger Agreement, except as provided in paragraph (b) below and as otherwise provided in the Merger Agreement and except that nothing in the Merger Agreement will relieve any party thereto from liability for any willful breach of the Merger Agreement, PROVIDED, HOWEVER, that if the Merger Agreement is terminated by Parent pursuant to subsection (c)(i) under "Termination" above or the Company pursuant to subsection (d)(i)(A) under "Termination" above, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

        (b) If (i)(A) the Offer shall have remained open for a minimum of at least 20 business days, (B) after June 11, 1999 any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act and the rules promulgated thereunder) other than Parent or Purchaser or any of their respective subsidiaries or affiliates (collectively, a "Person") shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of 15% or more of the outstanding Shares (other than for bona fide arbitrage purposes), shall have publicly announced an Acquisition Proposal or any Person shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for 15% or more of the outstanding Shares and (C) the Minimum Condition shall not have been satisfied as of the expiration date of the Offer and the Offer is terminated without the purchase of any Shares thereunder, (ii) Parent shall have terminated the Merger Agreement pursuant to subsection (c)(ii) or (c)(iii) under "Termination" above or (iii) the Company shall have terminated the Merger Agreement pursuant to subsection
    (d)(ii) under "Termination" above, then the Company shall promptly, but in no event later than two business days after the date of such termination, pay Parent a fee of $26 million (the "Termination Fee"), and shall reimburse Parent and Purchaser (not later than two business days after written request by Parent or Purchaser to do so) for all of the out-of-pocket charges and expenses, including financing fees (which out-of-pocket charges and expenses shall be set forth with reasonable specificity in written documentation provided to the Company), actually incurred by Parent or Purchaser through the date of termination in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, up to a maximum amount of $4 million (the "Reimbursement Fee"), in each case payable by wire transfer in same day funds; PROVIDED, THAT, in the event the Company shall have terminated the Merger Agreement pursuant to subsection (d)(ii) under "Termination" above, the Company shall pay the amount due pursuant to this subsection (b) prior to any such termination. The Company acknowledges that the agreements contained in this paragraph are an integral part of the transactions contemplated in the Merger Agreement, and that, without these agreements, Parent and Purchaser would not enter into the Merger Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this paragraph, and, in order to obtain such payment, Parent or Purchaser commences a suit which results in a judgment against the Company for the fees set forth in this paragraph (b), the Company shall pay to Parent or Purchaser its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fees at the prime rate of Citibank, N.A. on the date such payment was required to be made. If Parent or Purchaser, or the Company, as the case may be, commences a suit against any other party hereto which suit does not result in a judgment against the other party, the party commencing such suit shall pay to the other the other party's costs and expenses (including attorneys' fees) incurred in connection with such suit.

    EMPLOYEE BENEFIT ARRANGEMENTS. Pursuant to the Merger Agreement, Parent agreed that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and its subsidiaries will continue to be provided with benefits under employee benefits plans (other than plans involving the issuance of securities of the Company) which in the aggregate are substantially comparable to those currently provided by the Company and its subsidiaries to such employees; PROVIDED, HOWEVER, that employees covered by collective bargaining agreements need not be provided such benefits. Parent also agreed to cause each employee benefit plan of Parent in which employees of the Company and its subsidiaries are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company and its subsidiaries as if such service were with Parent. Such employees will also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Effective Time occurs, to the extent that, in the plan year following the Effective Time, they participate in any medical, health or dental plan of Parent for which deductibles or co-payments are required. In addition, Parent will cause each medical, health or dental plan of Parent, in which such employees are eligible to participate after the Effective Time, to waive (i) any pre-existing condition restriction, eligibility waiting period and evidence of insurability requirements which was waived under the terms of any analogous employee benefit plan of the Company immediately prior the Effective Time or (ii) waiting period limitation which would otherwise be applicable to an employee on or after the Effective Time to the extent such employee had satisfied any similar waiting period limitation under an analogous employee benefit plan of the Company prior to the Effective Time. Finally, Parent will, and will cause the Surviving Corporation to, timely and fully honor (without modification) all employee benefit plan obligations to current and former employees of the Company and its subsidiaries accrued as of the Effective Time and, to the extent set forth in the Company Reports and Schedule 6.1(b) to the Merger Agreement, all employee severance plans (or policies), employment agreements and severance agreements in existence on June 11, 1999.

STOCK OPTION AGREEMENT

    The following is a summary of certain provisions of the Stock Option Agreement, dated as of June 11, 1999, by and among Parent and the Company (the "Stock Option Agreement"). This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

    GRANT OF STOCK OPTION. Subject to the terms and conditions set forth in the Stock Option Agreement, the Company granted to Parent an irrevocable option (the "Stock Option") to purchase up to 6,440,653 newly issued Shares (the "Option Shares") at a purchase price equal to $23.75 per Share (the closing sales price of the Shares on June 11, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement). The Stock Option will expire upon the earliest of (a) the Effective Time, (b) 12 months after the first occurrence of a Purchase Event (as hereinafter defined) or (c) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event. The Option Shares represent approximately 19.9% of the outstanding Shares (before giving effect to the issuance of the Option Shares).

    EXERCISE OF STOCK OPTION. The Stock Option becomes exercisable by Parent after the occurrence of any event as a result of which Parent is entitled to receive the Termination Fee pursuant to the terms of the Merger Agreement (a "Purchase Event"). See "Merger Agreement--Termination". In addition, pursuant to the Stock Option Agreement, if Purchaser has accepted for payment Shares pursuant to the terms of the Offer and owns at least 61% but less than 75% of the then outstanding Shares (determined on a fully diluted basis, but excluding Shares subject to the Stock Option), Parent shall exercise the Stock Option with respect to that number of Shares that, when added to the number of Shares then owned by Parent and Purchaser, would result in Parent and Purchaser owning that number of Shares that provides them with at least 50.1% of the votes represented by outstanding Shares (determined on a fully diluted basis). Any purchase of Option Shares upon exercise of the Stock Option is subject to compliance with the HSR Act and any other necessary Regulatory Approvals.

    CASH-OUT RIGHT. The Stock Option Agreement provides that at any time that the Stock Option is exercisable, Parent may require the Company to pay to Parent, in exchange for the cancellation of the Stock Option with respect to such number of Option Shares subject to the Stock Option as Parent specifies, an amount in cash equal to such number of Option Shares multiplied by the difference between (a) an average closing price (as determined in the Stock Option Agreement) and (b) $23.75 per Share.

    LIMITATION ON PROFIT. The Stock Option Agreement provides that Parent's total profit arising under the Stock Option Agreement, the Termination Fee and the Reimbursement Fee will in no event exceed $31.5 million.

    REGISTRATION RIGHTS. The Stock Option Agreement provides that for a period of two years following the first exercise of the Stock Option by Parent, Parent will have certain registration rights in respect of the Option Shares received upon the exercise of the Stock Option.

    CERTAIN REPRESENTATIONS AND WARRANTIES. In connection with the Stock Option Agreement, the Company made certain customary representations and warranties to Parent, including, among others, those with respect to (a) the Company's authorized capital, (b) required filings, (c) the Rights Agreement and (d) authority. Parent represented and warranted to the Company with respect to its investment intent.

SHAREHOLDER TENDER AGREEMENT

    The following is a summary of certain terms of the Shareholder Tender Agreement, dated as of June 11, 1999 (the "Shareholder Tender Agreement"), by and among Parent, Purchaser and Joseph P. Tate (the "Selling Shareholder"). This summary is not a complete description of the Shareholder Tender Agreement and is qualified in its entirety by reference to the full text of the Shareholder Tender Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

    Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Shareholder Tender Agreement with the Selling Shareholder with respect to 2,539,931 Shares currently beneficially owned by such Selling Shareholder, representing approximately 8% of the Shares outstanding on June 11, 1999. Pursuant to the terms and subject to the conditions of the Shareholder Tender Agreement, the Selling Shareholder agreed to validly tender in the Offer and not withdraw all Shares currently beneficially owned by him and any additional Shares with respect to which the Selling Shareholder becomes the beneficial owner (whether by purchase, including, without limitation, by the exercise of options, or otherwise) after June 11, 1999 (collectively, the "Selling Shareholder's Shares"). The Selling Shareholder granted Purchaser an irrevocable option to purchase the Selling Shareholder's Shares at the Offer Price. The option is exercisable within five business days following the occurrence of a Triggering Event (defined in the Shareholder Tender Agreement to include, among other things, the termination of the Merger Agreement as a result of an Acquisition Proposal or the acquisition by a Person of 15% or more of the Shares). In the event the option becomes exercisable and Purchaser acquires the Selling Shareholder's Shares thereunder and subsequently tenders, exchanges, converts, sells or otherwise transfers the Selling Shareholder's Shares to a third party in connection with a tender offer, exchange offer, merger or other business combination involving the Company or the Shares, the Selling Shareholder will be entitled to receive an amount equal to 50% of the difference between the aggregate value of the consideration received by Parent or Purchaser in such sale and the aggregate amount paid to the Selling Shareholder upon the purchase of the Selling Shareholder's Shares pursuant to the exercise of the option.

    Pursuant to the Shareholder Tender Agreement, the Selling Shareholder has agreed that, during the time the Shareholder Tender Agreement is in effect, he will vote (or cause to be voted) all of the Selling Shareholder's Shares in favor of the Merger, against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer (including, without limitation, any Acquisition Proposal) and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement at any meeting of the shareholders of the Company. The Selling Shareholder has also granted Parent an irrevocable proxy to vote the Selling Shareholder Shares in the above manner.

    Subject to Purchaser's performance in full of each of its obligations in the Shareholder Tender Agreement, the Selling Shareholder agreed that, until the Effective Time or the termination of the Merger Agreement, he will not, nor will he permit any of his investment bankers, financial advisors, attorneys, accountants or other representatives or agents, to directly or indirectly, (a) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any Acquisition Proposal or (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

    The Selling Shareholder also agreed to not, except as contemplated by the terms of the Shareholder Tender Agreement, (a) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Selling Shareholder's Shares to any person other than Purchaser or Purchaser's designee, (b) enter into, or otherwise subject the Selling Shareholder's Shares to, any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise or (c) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Shareholder Tender Agreement or the transactions contemplated thereby.

    The Selling Shareholder also agreed to not (a) take, agree or commit to take any action that would make any representation and warranty of the Selling Shareholder inaccurate in any respect as of any time prior to the termination of the Shareholder Tender Agreement or (b) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

    The Shareholder Tender Agreement provides that the Selling Shareholder's obligations to tender the Selling Shareholder's Shares in the Offer, Parent's right to vote the Selling Shareholder's Shares and the option thereunder will terminate upon the earliest to occur of (a) the Effective Time, (b) the termination of the Shareholder Tender Agreement by written notice by Parent to the Selling Shareholder, (c) the termination of the Merger Agreement in certain circumstances and (d) 12 months after the occurrence of a Triggering Event.

INDEMNIFICATION

    Pursuant to the WBCL and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (i) through (iv) outlined above.

    In addition to the indemnification provisions under the WBCL and the Company's By-Laws, the Merger Agreement also provides for certain indemnification rights as well as the provision of directors' and officers' insurance. See "Merger Agreement--Indemnification and Insurance" above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors of the Company has unanimously approved the Merger Agreement, the Stock Option Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are in the best interests of the Company and its shareholders. Accordingly, the Board of Directors of the Company unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant thereto.

    (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

    BACKGROUND. During the Summer of 1998, the Company actively pursued a merger-of-equals business combination with another similarly-sized domestic solid waste services company and explored other strategic alternatives to maximize shareholder value. Shortly after such other company announced that it had agreed to be acquired by another solid waste services company, the Company engaged Deutsche Banc Alex. Brown ("Alex. Brown") to begin exploring the level of interest that other domestic solid waste companies might have in acquiring or merging with the Company. Thereafter, through the fall of 1998, preliminary discussions were held with a number of potentially interested parties; however, adverse conditions and stock market valuations for companies in the United States solid waste industry resulted in those discussions being terminated.

    In late January 1999, Alex. Brown, on behalf of the Company, again began exploring the potential renewed interest of other domestic solid waste companies in acquiring or merging with the Company. Alex. Brown also began exploring whether several foreign companies, one of which included Parent, might have an interest in acquiring the Company.

    In mid-February 1999, after being contacted by Alex. Brown, Parent expressed an interest in exploring a potential acquisition of the Company and entered into a confidentiality agreement with the Company on March 3, 1999.

    On March 5, 1999, the Company's Chief Executive Officer, G. William Dietrich, and Chief Financial Officer, George K. Farr, together with representatives from Alex. Brown, met in New York, New York with Parent's Executive Vice President of its Water and Wastewater Management Division, Henri Proglio, and other senior officers of Parent, together with Parent's financial advisor, Lazard Freres, to discuss the Company's business and prospects, as well as the two companies' respective business philosophies and cultures, as well as the parties' potential interest in exploring a business combination between the two companies.

    From March 9, 1999 through March 11, 1999, Messrs. Dietrich and Farr visited several of Parent's facilities and operations in France and, together with a representative of Alex. Brown, met in Paris, France with Mr. Proglio and other senior officers of Parent, together with representatives of Lazard Freres, to further discuss the two companies' businesses, philosophies and cultures, as well as the potential benefits of Parent acquiring the Company and facilitating the Company's business strategy.

    On March 18, 1999, Mr. Proglio expressed to Mr. Dietrich Parent's interest in further pursuing the potential acquisition of the Company. Based on an indicated price range, Mr. Proglio and Mr. Dietrich agreed to a limited exclusivity period to permit Parent to conduct a due diligence investigation of the Company to further determine its level of price interest.

    On March 23, 1999, a special meeting of the Company's Board of Directors was held to discuss Parent's level of interest in pursuing an acquisition of the Company. At that meeting, the Board discussed the background of Parent and other potential strategic alternatives that might maximize shareholder value, including remaining independent and executing its long-term strategic plan, taking the Company private through a self-tender offer, effecting a substantial share repurchase program or being acquired by another domestic solid waste services company. Mr. Dietrich reported on the Company's discussions with other potential acquirers and the circumstances that appeared to be limiting the ability of such other potential acquirors from actively pursuing an acquisition of the Company at a price to the Company's shareholders that would reflect the Company's intrinsic value. At the meeting, the Company's legal counsel, Foley & Lardner, advised the Company's Board of Directors with respect to its fiduciary duties in exploring a potential sale of the Company and evaluating other strategic alternatives and discussed the terms and conditions of other business combinations in the solid waste industry.

    From late March 1999 through mid-April 1999, representatives of Parent and its financial advisor, legal counsel and various consultants conducted a due diligence investigation of the Company. During this period, further discussions were held on a regular basis between representatives of the Company, Alex. Brown and Foley & Lardner, on the one hand, and representatives of Parent and its financial advisor and legal counsel, on the other hand. Additionally, during this period, Parent's legal counsel and Foley & Lardner negotiated various non-financial terms and conditions of the proposed form of Merger Agreement between the Company and Parent.

    On April 6, 1999 and April 15, 1999, the Company's Board of Directors held special meetings at which it was apprised of the progress of the ongoing investigation of, and discussions and negotiations with, Parent and its representatives and the proposed non-financial terms and conditions of the proposed form of Merger Agreement. At each of these meetings, the Company's Board of Directors received advice from Alex. Brown and Foley & Lardner and reviewed drafts and summaries of the proposed form of Merger Agreement.

    Based on the recommendation of Foley & Lardner, on April 7, 1999, the Company engaged Robert W. Baird & Co. Incorporated ("Baird") to provide the Company's Board of Directors with an opinion, independent from Alex. Brown, the Company's financial advisor, on the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger.

    In late April 1999, representatives of Lazard Freres indicated to representatives of Alex. Brown that Parent would be willing to acquire the Company for a specified price per Share in cash if the Company's senior management team agreed to continue to manage the Company after the acquisition. The Company rejected this indication of interest as being inadequate due to the price offered and thereafter further discussions ceased between the parties.

    On April 30, 1999, the Company's Board of Directors met to discuss the status of discussions with Parent. After advising the Board that such discussions had terminated based on the indicated level of price interest from Parent, the Company's management directed Alex. Brown to re-explore the level of interest that other potential domestic solid waste service companies may have in acquiring the Company.

    During the first week of May 1999, Messrs. Proglio and Dietrich held several telephone discussions in which Mr. Proglio reaffirmed Parent's interest in continuing to pursue an acquisition of the Company. Mr. Proglio indicated that Parent might be willing to pay a higher price than indicated in late April, if the Company's senior management team continued to remain with the Company after any such acquisition and continued to pursue its business strategy.

    On May 11, 1999, the Company's Board of Directors held its regularly scheduled annual Board of Directors meeting and was provided with a status report from Mr. Dietrich on his discussions with Parent and Alex. Brown's discussions with other potential acquirers. The Board also discussed and considered other potential strategic alternatives and received additional advice from Foley & Lardner.

    During May 1999, Alex. Brown and Mr. Dietrich held further discussions with several other potential acquirers of the Company. All parties contacted indicated that they were either not at that time interested in, or in a position to consider, acquiring the Company or indicated a level of price interest that was below $27 per Share.

    On June 2, 1999, Mr. Proglio telephoned Mr. Dietrich to arrange for a meeting in New York, New York on June 7, 1999 and on June 4, 1999 Mr. Proglio telephoned Mr. Dietrich to indicate that Parent's final indication of interest with respect to acquiring the Company's shares was $27.00 per Share. Mr. Dietrich indicated that he believed the two parties should meet in New York on June 7 to hold further discussions on the other material terms and conditions of the transaction.

    On June 7, 1999, Messrs. Dietrich and Farr, as well as Peter J. Ruud, the Company's Senior Vice President, together with representatives of Alex. Brown and Foley & Lardner, met with Mr. Proglio and other senior officers of Parent and their financial advisor and legal counsel in New York to discuss the other material terms and conditions of the transaction, including the proposed terms of employment after the acquisition for Messrs. Dietrich, Farr, Ruud and the other members of the Company's management team. Immediately after that meeting, the Company's and Parent's legal counsel continued to negotiate the remaining terms and conditions of the Merger Agreement and the ancillary agreements.

    On June 8, 1999, Messrs. Dietrich, Farr and Ruud, together with representatives of Alex. Brown, met in New York with senior officers of Parent and its financial advisor to allow Parent to conduct an updated financial due diligence inquiry of the Company and, separately, Foley & Lardner and Parent's legal counsel continued to negotiate the remaining terms and conditions of the Merger Agreement, the Stock Option Agreement and the ancillary agreements.

    On June 9 and 10, 1999, further discussions and negotiations were held between the Company, Alex. Brown and Foley & Lardner, on the one hand, and Parent, its financial advisor and legal counsel, on the other hand, on the final terms and conditions of the Merger Agreement, the Stock Option Agreement and the ancillary agreements.

    On June 11, 1999, the Company's Board of Directors held a special meeting at which it considered the proposed final terms and conditions of the Offer and the Merger. At that meeting, Foley & Lardner again reviewed the directors' fiduciary duties in considering the proposed transaction and the principal terms and conditions of the proposed transaction, including the principal terms and conditions of the proposed Merger Agreement, the Stock Option Agreement, the Shareholder Tender Agreement, the Employment Agreements and the matters described under Item 3(b) of this Schedule 14D-9. Alex. Brown further updated and advised the Board of Directors on the results of its discussions with other potential acquirers and the history and scope of the negotiations with Parent. Baird provided the Company's Board of Directors with its opinion that the $27.00 per share price to be paid to shareholders in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates). The Board then discussed the presentations it had received at this and other Board meetings, the drafts and summaries of the various documents received in advance of the meeting and further discussed thereat, other strategic alternatives, the terms and conditions of other business combinations in the solid waste industry deemed relevant, the scope and history of negotiations and the other matters described below under "Factors Considered by the Board." The Board then unanimously approved the Merger Agreement, the Stock Option Agreement and the Employment Agreements and unanimously recommended that the Company's shareholders tender their Shares in the Offer.

    On June 11, 1999, the Merger Agreement, the Stock Option Agreement, the Shareholder Tender Agreement and the Employment Agreements were executed.

    On June 14, 1999, the Company and Parent jointly announced the acquisition.

    FACTORS CONSIDERED BY THE BOARD. In reaching its conclusions and recommendations described above, the Company's Board of Directors considered the following factors:

    (1) the terms and conditions of the Offer, the Merger Agreement, the Stock Option Agreement, the Shareholder Tender Agreement and the Employment Agreements;

    (2) the financial condition, results of operations, business and prospects of the Company;

    (3) the oral opinion of Baird, which was later confirmed in a written opinion, dated as of June 11, 1999, to the effect that, as of the date of the opinion, the Offer Price to be paid to the Company's shareholders in the Offer and the Merger was fair, from a financial point of view, to holders of

       Shares (other than Parent and its affiliates). The full text of Baird's written opinion which sets forth the procedures followed, the factors considered and the assumptions made by Baird is attached hereto and is filed as Annex A hereto and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF BAIRD CAREFULLY AND IN ITS ENTIRETY;

    (4) the trading history of the Shares since the Company's initial public stock offering in March 1996, a comparison of that trading history with the stock trading histories of other companies in the solid waste industry and stock market indices that were deemed relevant;

    (5) the general composition and estimated average purchase costs of various groups of the Company's shareholders and the perceived market "overhang" that the Company believed existed within a price range that might make it more difficult for the Shares to trade at a price comparable to the Offer Price;

    (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies in the solid waste industry that were deemed relevant;

    (7) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions in the solid waste industry that were deemed relevant;

    (8) the current and prospective conditions and trends in the stock market valuations and ongoing consolidation activity in the solid waste industry and the anticipated effects of those conditions and trends on the Company and its shareholders;

    (9) the fact that, in the view of Alex. Brown and the Company's management, an extensive search for other potential acquirors of the Company had taken place and the nature of the responses from, and expressed levels of interest of, such other third parties who were contacted by or on behalf of the Company regarding a possible acquisition of, or other business combination with, the Company;

    (10) the fact that the Company's Chairman of the Board, co-founder and largest shareholder was willing to enter into the Shareholder Tender Agreement with Parent pursuant to which such shareholder agreed, among other things, to tender and not withdraw all Shares owned by him pursuant to the Offer;

    (11) the representation of Parent and Purchaser that they will have and will make available sufficient funds to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

    (12) the extensive scope and detail of the negotiating process with Parent and its advisors that led to the finalization of the Merger Agreement and the related agreements and the significant progress made in those negotiations for the benefit of the Company and its shareholders;

    (13) the likelihood of consummation of the Offer and the Merger and the limited conditions to consummation of the Offer;

    (14) the tax impact on the Company's shareholders from their sale of Shares in the Offer or exchange of Shares pursuant to the Merger;

    (15) the availability of, and the comparative risks and benefits to the Company's shareholders from pursuing, other strategic alternatives to maximize shareholder value, including remaining independent and executing the Company's long-term strategic plan, going private through a self tender offer transaction or effecting a substantial share repurchase program;

    (16) the favorable impact of the acquisition on the Company's non-shareholder constituencies, including employees, customers and the various communities in which it operates;

    (17) the severance payments, employment agreements, treatment of stock options, benefit plans, rights to indemnification and insurance and other matters discussed under Item 3(b) of this Schedule 14D-9, including a cost comparison thereof to other similar costs in certain other business combinations in the solid waste industry that were deemed relevant;

    (18) the expected timing of the Merger based on prior receipt of all necessary state solid waste regulatory approvals;

    (19) the fact that the Merger Agreement, while prohibiting the Company from knowingly soliciting or engaging in any negotiations concerning any Acquisition Proposal, does permit the Company to furnish information concerning its business, properties or assets to, and enter into discussions or negotiations with, any third party in response to a written Superior Proposal;

    (20) the provisions in the Merger Agreement that require the Company to pay to Parent a termination fee of $26 million and reimburse Parent for its documented out-of-pocket expenses not to exceed $4 million if the Merger Agreement is terminated under certain circumstances, which (together with the Stock Option Agreement and the related total profit cap described below) the Company's Board of Directors recognized would potentially foreclose competing offers at approximately the same price level as, or at slightly higher levels than, the Offer, but, based in significant part on the advice of both Alex. Brown and Baird, was within the range of termination fees and profit caps payable in comparable transactions in the solid waste industry and in other transactions of similar size and should not be a significant deterrent to competing offers at price levels somewhat higher than the Offer; and

    (21) in exchange for Parent agreeing to substantially narrow the conditions to the Offer, the insistence of Parent on the Company executing the Stock Option Agreement pursuant to which, among other things, the Company agreed to grant Parent an irrevocable option to purchase up to 6,440,653 shares at $23.75 per Share, exercisable in certain circumstances, and subject to a total profit cap (together with the termination fee and expense reimbursement) of $31.5 million, which the Company's Board of Directors recognized would potentially foreclose any subsequent bidder from being able to effect an acquisition of the Company accounted for as a pooling-of-interests.

    The Company's Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board of Directors may have given different weight to different factors.

    The Company's Board of Directors recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for shareholders to participate in the potential future growth and profits of the Company.

    It is expected that, if the Shares are not purchased by Purchaser in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company's Board of Directors, will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement, dated as of April 7, 1999 (the "Baird Engagement Letter"), between the Company and Baird, the Company engaged Baird to act as its financial advisor to evaluate the Offer and to render an opinion as to the fairness, from a financial point of view, to the Company's shareholders (other than Parent and its affiliates) of the consideration to be paid in the Offer and the Merger. Pursuant to the Baird Engagement Letter, the Company will pay Baird for its services in connection with the Offer and the Merger a fee of $500,000. In addition, the Company agreed to reimburse Baird up to a maximum of $25,000 (unless approved by the Company) for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred by Baird in connection with providing its services pursuant to the Baird Engagement Letter and to indemnify Baird against certain liabilities, including liabilities arising under federal securities laws.

    The Company retained Baird based on its experience and expertise. Baird, as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Baird and its affiliates may from time to time trade the securities of the Company or Parent for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

    Pursuant to a letter agreement, dated as of September 2, 1998 (the "Alex. Brown Engagement Letter"), between the Company and Alex. Brown, the Company engaged Alex. Brown to act as its exclusive financial advisor to assist in the negotiation of the Merger Agreement, solicit and review strategic alternatives to maximize the Company's value and, if requested, to render an opinion regarding the fairness from a financial point of view of the terms of any Transaction (as defined in the Alex. Brown Engagement Letter). Pursuant to the Alex. Brown Engagement Letter, the Company paid Alex. Brown a retainer advisory fee of $50,000 upon execution of the Alex. Brown Engagement Letter (to be credited against any transaction fee payment to Alex. Brown) and a transaction fee, payable upon consummation of a Transaction, equal to 0.70% of the Aggregate Consideration (as defined in the Alex. Brown Engagement Letter), which will be approximately $7.1 million in connection with the Offer and the Merger. In addition, the Company agreed to reimburse Alex. Brown up to a maximum of $35,000 (unless approved by the Company) for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred by Alex. Brown in connection with providing its services pursuant to the Alex. Brown Engagement Letter and to indemnify Alex. Brown against certain liabilities, including liabilities arising under federal securities laws.

    The Company retained Alex. Brown based on its experience and expertise. Alex. Brown is an internationally recognized investment banking and advisory firm. Alex. Brown, as part of its investment banking business, is continuously engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Alex. Brown and its affiliates may actively trade the debt and equity securities of both the Company and Parent for its and its affiliates' own accounts and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows: (i) on May 11, 1999, the Company granted, as part of its mandatory annual options grants under the Company's 1996 Equity Incentive Plan, 2,500 incentive stock options at an exercise price of $23.625 per Share to each of Francis J. Podvin, Warner C. Frazier, Walter G. Winding and Donald Taylor, the Company's independent directors; (ii) on May 21, 1999, Philip J. Auld, Regional Vice President for the Company, purchased 800 Shares at $21.9375 per Share;
(iii) on May 28, 1999, a trust controlled by Joseph P. Tate, Chairman and director of the Company, sold 12,500 Shares at $21.75 per Share; and (iv) on April 27, 1999 and May 3, 1999, Mr. Tate and entities controlled by Mr. Tate transferred, for tax and estate planning purposes, 303,000 and 150,000 Shares, respectively, to other entities controlled by Mr. Tate (Mr. Tate maintains beneficial ownership of all Shares so transferred).

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender all of their Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    RIGHTS AGREEMENT. Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one share of Common Stock at a price of $90.00 per Share, subject to adjustment. The Rights become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of the outstanding Shares (such person or group hereinafter referred to as an "Acquiring Person"). Under certain circumstances, including the existence of an Acquiring Person, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise of a Right, Common Stock having a market value of two times the exercise price of the Right. For a complete description of the Rights Agreement, see the Company's Form 8-A Registration Statement, dated February 28, 1997, as filed with the SEC and incorporated herein by reference.

    On June 11, 1999, the Company entered into an amendment to the Rights Agreement to make it inapplicable to the (i) Offer and the Merger and (ii) the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby. A copy of such amendment to the Rights Agreement has been filed with the SEC as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

    WISCONSIN BUSINESS CORPORATION LAW. Sections 180.1140 through 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") prohibit certain business combinations between a resident domestic corporation (such as the Company) and an "interested stockholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of a domestic corporation or who is an affiliate or associate of the corporation and beneficially owned 10% or more of the voting stock within the last three years) for a period of three years after the date on which the person became an interested stockholder unless, among other exceptions, the acquisition of the shares or the business combination has been approved by the board of directors of the resident domestic corporation prior to the date on which the interested stockholder became an interested stockholder. Although the acquisition of the Shares pursuant to the Merger after the purchase of Shares in the Offer would involve a business combination between a resident domestic corporation and an interested stockholder, the Company's execution of the Merger Agreement (which provides for the Offer and the Merger) and the Stock Option Agreement were unanimously approved by the Board of Directors of the Company prior to the date on which Purchaser and/or Parent will become an interested stockholder. Accordingly, the Wisconsin Business Combination Statute is inapplicable to the Offer, the Merger and the exercise of the option under the Stock Option Agreement.

    Section 180.1150 of the WBCL contains "Control Share" provisions limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. As a result, Shares purchased by Purchaser and Parent from shareholders that constitute in excess of 20% of the voting power in the election of directors of the Company will be limited to 10% of the full voting power of such Shares (Shares acquired directly from the Company are not so limited). However, since the Minimum Condition is 75% of the Shares outstanding on a fully diluted basis, if the Minimum Condition is met, the Control Share provision of the WBCL will not affect Purchaser's and Parent's ability to approve the Merger. In addition, pursuant to the Stock Option Agreement, if Purchaser has accepted for payment Shares pursuant to the terms of the Offer and owns at least 61% but less than 75% of the then outstanding Shares (determined on a fully diluted basis, but excluding Shares subject to the option under the Stock Option Agreement), Parent shall exercise its option to purchase from the Company at $23.75 per Share newly issued Shares in an amount equal to the number of Shares that, when added to the number of Shares then owned by Parent and Purchaser, would result in Parent and Purchaser owning that number of Shares that provides them with at least 50.1% of the votes represented by outstanding Shares (determined on a fully diluted basis). As a result of Parent's exercise of the option under the Stock Option Agreement, the Control Share provision of the WBCL will not effect Purchaser's and Parent's ability to approve the Merger.

    Sections 180.1130 through 180.1134 of the WBCL (the "Wisconsin Fair Price Law") generally provide, with certain exceptions, that "business combinations" involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act (such as the Company) and a "significant shareholder" (defined generally as any person that is the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation) be approved by the affirmative vote of at least 80% of the voting power of the resident domestic corporation's stock and at least 66 2/3% of the voting power of the corporation's stock not beneficially owned by the significant shareholder, in each case voting together as a group, unless certain "fair price" conditions set forth in Section 180.1132 of the WBCL are satisfied. The amount to be paid for each Share in both the Offer and pursuant to the Merger currently satisfies each of the conditions of Section 180.1132 of the WBCL. Accordingly, the restrictions contained in the Wisconsin Fair Price Law are not currently applicable to the Merger.

    COMPANY'S RESTATED ARTICLES OF INCORPORATION. The Company's Restated Articles of Incorporation incorporate the provisions of the Wisconsin Business Combination Statute and require that, for the Wisconsin Business Combination Statute provisions not to apply, the Board of Directors must approve a business combination with an "interested stockholder" before the stock acquisition date. As discussed above, the Merger Agreement (which provides for the Offer and the Merger) and the Stock Option Agreement were unanimously approved by the Board of Directors of the Company prior to the date on which Purchaser and/or Parent will become an interested stockholder and, therefore, such provisions of the Company's Restated Articles of Incorporation are inapplicable to the Offer, the Merger and the exercise of the option under the Stock Option Agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------

(a)(1)*    Letter to Shareholders of Superior Services, Inc. dated June 18, 1999.

(a)(2)     Joint Press Release issued on June 14, 1999. [Incorporated by reference to Exhibit 99.5 to Superior
           Services, Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999]

(a)(3)*    Fairness opinion of Robert W. Baird & Co. Incorporated, dated June 11, 1999.

(b)        Text of script for Superior Services, Inc.'s June 14, 1999 analyst call.

(c)(1)     Agreement and Plan of Merger, dated as of June 11, 1999, by and among Vivendi, Onyx Solid Waste
           Acquisition Corp. and Superior Services, Inc. [Incorporated by reference to Exhibit 2.1 to Superior
           Services, Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999]

(c)(2)     Stock Option Agreement, dated as of June 11, 1999, by and between Vivendi and Superior Services, Inc.
           [Incorporated by reference to Exhibit 2.2 to Superior Services, Inc.'s Current Report on Form 8-K dated
           June 11, 1999 and filed June 14, 1999]

(c)(3)     Shareholder Tender Agreement, dated as of June 11, 1999, by and among Vivendi, Onyx Solid Waste
           Acquisition Corp. and Joseph P. Tate. [Incorporated by reference to Exhibit 99.1 to Superior Services,
           Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999]

(c)(4)     Employment Agreement dated as of June 11, 1999 by and between Superior Services, Inc. and G. William
           Dietrich. [Incorporated by reference to Exhibit 99.2 to Superior Services, Inc.'s Current Report on Form
           8-K dated June 11, 1999 and filed June 14, 1999]

(c)(5)     Employment Agreement dated as of June 11, 1999 by and between Superior Services, Inc. and George K.
           Farr. [Incorporated by reference to Exhibit 99.3 to Superior Services, Inc.'s Current Report on Form 8-K
           dated June 11, 1999 and filed June 14, 1999]

(c)(6)     Employment Agreement dated as of June 11, 1999 by and between Superior Services, Inc. and Peter J. Ruud.
           [Incorporated by reference to Exhibit 99.4 to Superior Services, Inc.'s Current Report on Form 8-K dated
           June 11, 1999 and filed June 14, 1999]

(c)(7)     Confidentiality Agreement, dated as of March 3, 1999, by and between Superior Services, Inc. and
           Vivendi.

(c)(8)     Amendment No. 1, dated as of June 11, 1999, to the Confidentiality Agreement, dated as of March 3, 1999, by and between Superior Services, Inc. and Vivendi.

(c)(9)     Rights Agreement, dated as of February 21, 1997, between Superior Services, Inc. and LaSalle Bank
           National Association (f/k/a LaSalle National Bank). [Incorporated by reference to Exhibit 4.1 to
           Superior Services, Inc.'s Current Report on Form 8-K dated February 28, 1997]

(c)(10)    Amendment to Rights Agreement, dated as of June 11, 1999, between Superior Services, Inc. LaSalle Bank
           National Association (f/k/a LaSalle National Bank). [Incorporated by reference to Exhibit 4 to Superior
           Services, Inc.'s Current Report on Form 8-K dated June 11, 1999 and filed June 14, 1999]

(c)(11)    Portions of Superior Services, Inc.'s Proxy Statement for the 1999 Annual Meeting of Shareholders that are incorporated by reference herein.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(c)(12)    Key Executive Employment and Severance Agreement, dated August 15, 1995, between G. William Dietrich and
           Superior Services, Inc. [Incorporated by reference to Exhibit 10.5 filed with Superior Service, Inc.'s
           Form S-1 Registration Statement No. 333-240, dated January 9, 1996, as amended]

(c)(13)    Key Executive Employment and Severance Agreement, dated August 15, 1995, between George K. Farr and
           Superior Services, Inc. [Incorporated by reference to Exhibit 10.6 filed with Superior Services, Inc.'s
           Form S-1 Registration Statement No. 333-240, dated January 9, 1996, as amended]

(c)(14)    Key Executive Employment and Severance Agreement, dated August 15, 1995, between Peter J. Ruud and
           Superior Services, Inc. [Incorporated by reference to Exhibit 10.7 filed with Superior Services, Inc.'s
           Form S-1 Registration Statement No. 333-240, dated January 9, 1996, as amended]

(c)(15)    Form of Amendment of Key Executive Employment and Severance Agreements entered into by each of G.
           William Dietrich, George K. Farr and Peter J. Ruud. [Incorporated by reference to Exhibit 10.17 to
           Superior Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(16)    Amendment to Key Executive Employment and Severance Agreement between Superior Services, Inc. and George
           K. Farr, dated February 24, 1998. [Incorporated by reference to Exhibit 10.17 to Superior Services,
           Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 1998]

(c)(17)    Amendment No. 2 to Key Executive Employment and Severance Agreement between Superior Services, Inc. and
           G. William Dietrich, dated August 18, 1998, supplementing and amending the Key Employment and Severance
           Agreement, dated as of August 15, 1995, as previously amended. [Incorporated by reference to Exhibit
           10.20 to Superior Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(18)    Amendment No. 2 to Key Executive Employment and Severance Agreement between Superior Services, Inc. and
           George K. Farr, dated August 18, 1998, supplementing and amending the Key Employment and Severance
           Agreement, dated as of August 15, 1995, as previously amended. [Incorporated by reference to Exhibit
           10.21 to Superior Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(19)    Amendment No. 2 to Key Executive Employment and Severance Agreement between Superior Services, Inc. and
           Peter J. Ruud, dated August 18, 1998, supplementing and amending the Key Employment and Severance
           Agreement, dated as of August 15, 1995, as previously amended. [Incorporated by reference to Exhibit
           10.22 to Superior Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(20)    Key Executive Employment and Severance Agreement between Superior Services, Inc. and Joseph P. Tate, dated August 18, 1998. [Incorporated by reference to Exhibit 10.19 to Superior Services, Inc.'s Annual
           Report on Form 10-K for the year ended December 31, 1998]

(c)(21)    Employment Agreement between Superior Services, Inc. and Scott S. Cramer dated as of July 1, 1997.
           [Incorporated by reference to Exhibit 10.14 to Superior Services, Inc.'s Annual Report on Form 10-K for
           the year ended December 31, 1998]

(c)(22)    Amendment and Amendment No. 2 to Employment Agreement between Superior Services, Inc. and Scott Cramer dated August 18, 1998 and November 24, 1998, respectively, supplementing and amending the Employment
           Agreement dated July 1, 1997. [Incorporated by reference to Exhibit 10.30 to Superior Services, Inc.'s
           Annual Report on Form 10-K for the year ended December 31, 1998]

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(c)(23)    Amendment and Amendment No. 2 to Employment Agreement between Superior Services, Inc. and John King dated August 18, 1998 and November 24, 1998, respectively, supplementing and amending the Employment
           Agreement dated January 1, 1997. [Incorporated by reference to Exhibit 10.31 to Superior Services,
           Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(24)    Employment Agreement between Superior Services, Inc. and James M. Dancy, Jr. dated September 14, 1998, as amended October 2, 1998. [Incorporated by reference to Exhibit 10.32 to Superior Services, Inc.'s
           Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(25)    Employment Agreement between Superior Services, Inc. and Paul Jenks dated September 21, 1998.
           [Incorporated by reference to Exhibit 10.33 to Superior Services, Inc.'s Annual Report on Form 10-K for
           the year ended December 31, 1998]

(c)(26)    Employment Agreement between Superior Services, Inc. and Philip J. Auld dated October 5, 1998.
           [Incorporated by reference to Exhibit 10.34 to Superior Services, Inc.'s Annual Report on Form 10-K for
           the year ended December 31, 1998]

(c)(27)    Employment Agreement between Superior Services, Inc. and Larry E. Goswick dated December 7, 1998.
           [Incorporated by reference to Exhibit 10.35 to Superior Services, Inc.'s Annual Report on Form 10-K for
           the year ended December 31, 1998]

(c)(28)    Superior Services, Inc. 1999 Management Incentive Plan. [Incorporated by reference to Exhibit 10.36 to
           Superior Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998]

(c)(29)    Superior Services, Inc. Long-Term Performance Award Plan.

(c)(30)    Stock Option Agreement, dated as of February 25, 1993, and as amended on May 5, 1995, August 15, 1995 and November 29, 1995, between George K. Farr and Superior Services, Inc. [Incorporated by reference to
           Exhibit 10.1 filed with Superior Services, Inc.'s Form S-1 Registration Statement No. 333-240, dated
           January 9, 1996, as amended]

(c)(31)    Stock Option Agreement, dated as of February 14, 1995, and as amended on May 16, 1995, August 15, 1995 and November 29, 1995, between G. William Dietrich and Superior Services, Inc. [Incorporated by
           reference to Exhibit 10.2 filed with Superior Services, Inc.'s Form S-1 Registration Statement No.
           333-240, dated January 9, 1996, as amended]

(c)(32)    Amendment to Restated Option Agreement dated November 26, 1996 between G. William Dietrich and Superior
           Services, Inc. [Incorporated by reference to Exhibit 10.2 to Superior Services, Inc.'s Annual Report on
           Form 10-K for the year ended December 31, 1997]

(c)(33)    1993 Incentive Stock Option Plan. [Incorporated by reference to Exhibit 10.8 filed with Superior
           Services, Inc.'s Form S-1 Registration Statement No. 333-240, dated January 9, 1996, as amended]

(c)(34)    1996 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.10 filed with Superior Services,
           Inc.'s Form S-1 Registration Statement No. 333-240, dated January 9, 1996, as amended]

(c)(35)    Amendment to the Superior Services, Inc. 1996 Equity Incentive Plan, dated November 24, 1998.
           [Incorporated by reference to Exhibit 10.11 to Superior Services, Inc.'s Annual Report on Form 10-K for
           the year ended December 31, 1998]

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SUPERIOR SERVICES, INC.

                                By:  /s/ G. WILLIAM DIETRICH
                                     -----------------------------------------
                                     G. William Dietrich
                                     President and Chief Executive Officer

Dated: June 18, 1999

                                                                      SCHEDULE I

                            SUPERIOR SERVICES, INC.
                       125 SOUTH 84(TH) STREET, SUITE 200
                           MILWAUKEE, WISCONSIN 53214

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement (the "Information Statement") is being mailed on or about June 18, 1999 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to the holders of the common stock of Superior Services, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires, if the Parent requests in writing, the Company to cause the Parent's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 18, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 16, 1999, unless the Offer is extended.

    The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and the Parent Designees (as defined below) has been furnished to the Company by either Parent or Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 7, 1999, there were 32,365,094 Shares issued and outstanding, 3,456,763 Shares reserved for issuance upon the exercise of certain outstanding options (and 1,431,056 Shares reserved for future option grants), 544,991 Shares reserved for issuance pursuant to the terms of certain completed acquisition agreements, 1,296,297 Shares reserved for issuance pursuant to the terms of certain pending acquisitions and 39,094,201 Shares reserved for issuance pursuant to the Rights Agreement. The Board currently consists of six members, divided into three classes. Each director holds office for a three-year term and until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

    Pursuant to the Merger Agreement, if requested by Parent in writing, promptly following the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (the "Parent Designees"), equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or its affiliates bears to the total number of Shares then outstanding. In furtherance thereof, the Company has agreed either to increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent Designees to be so elected or appointed to the Board. At such time, the Company has also agreed, upon the written request of Parent, to use its reasonable best efforts to cause persons designated by Parent to constitute the same proportionate representation (as it exists on the Board after giving effect to the foregoing) of each committee of the Board, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). The Company's obligation to appoint the Parent Designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who are neither officers, directors, shareholders or designees of Parent or any of its affiliates ("Parent Insiders") shall continue to serve on the Board until the effectiveness of the Merger and each committee of the Board, each board of directors of each subsidiary of the Company and each committee of each such board shall have at least one member who is not a Parent Insider.

    Parent has informed the Company that it will choose the Parent Designees from the list of persons set forth in the following table. The following table sets forth the name, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as the Parent Designees. The business address of each such person is Vivendi, 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

                                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                            5-YEAR EMPLOYMENT HISTORY; DIRECTORSHIPS
------------------------------------  ------------------------------------------------------------
Henri Proglio.......................  Senior Executive Vice President of Parent
Citizenship: France

Denis Gasquet.......................  President and CEO of Purchaser and CEO of CGEA
Citizenship: France

Michel Gourvennec...................  Vice President of Purchaser and President and CEO of Montenay
Citizenship: France                   International Corp.

    Parent has advised the Company that to the best knowledge of Parent, none of the Parent Designees currently is a director of, or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. Parent has also informed the Company that certain Parent Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since January 1, 1998, and that Parent believes that the interest of such persons in such transactions is not of material significance. None of the Parent Designees has any family relationship with any director or executive officer of the Company.

    Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT MEMBERS OF THE BOARD OF DIRECTORS

    The names of the Company's current directors, their ages as of April 2, 1999 and certain other information about them are set forth below. As indicated above, some of the current directors may resign promptly following the purchase of Shares by Purchaser pursuant to the Offer.

NAME OF DIRECTOR                                 AGE        DIRECTOR SINCE             POSITION WITH THE COMPANY
-------------------------------------------      ---      ------------------  -------------------------------------------
Joseph P. Tate.............................          55   July 1992           Chairman and Director (Class III)
G. William Dietrich........................          53   September 1994      President, Chief Executive Officer and
                                                                                Director (Class II)
Francis J. Podvin(1).......................          57   July 1992           Director (Class II)
Donald Taylor(1)(2)........................          71   March 1996          Director (Class II)
Walter G. Winding(1)(2)....................          57   March 1996          Director (Class III)
Warner C Frazier (1)(2)....................          66   May 1997            Director (Class I)

------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    Joseph P. Tate is a co-founder of the Company. Mr. Tate has more than 30 years of experience in the solid waste services industry. In 1967, Mr. Tate founded the "Valley Group" of companies that was part of the original consolidation which created the Company in 1993 (the "Consolidation") and, prior to the Consolidation, was a shareholder, officer and director of each of these companies. Since the Consolidation he has continued to serve in various executive capacities with certain of the Company's subsidiaries. From January 1993 until August 1994, Mr. Tate served as Chief Executive Officer of the Company. Mr. Tate has been a member of the Board since the Company's original incorporation in July 1992, serves as a member of Class III of the Board, with a term through the Company's 2002 annual shareholders meeting, and has been Chairman of the Board of the Company since January 1993.

    G. William Dietrich joined the Company in February 1994 as Vice President-Solid Waste and was promoted to President and Chief Operating Officer in September 1994, with management responsibility for all of the Company's operations. Mr. Dietrich was promoted to President and Chief Executive Officer in November 1995. Prior to his employment by the Company, Mr. Dietrich was employed for over two and one-half years by Browning-Ferris Industries, Inc. ("BFI") (a national solid waste company), as a divisional vice president responsible for BFI's solid waste collection, transportation and disposal operations in Eastern and Northern Ontario. Prior thereto Mr. Dietrich was a district manager for Laidlaw Waste Systems, Inc. (a national solid waste company) for three years with principal responsibility for Laidlaw's solid waste operations in a substantial portion of the Northeastern United States. Mr. Dietrich has been a director of the Company since September 1994 and serves as a member of Class II of the Board, with a term through the Company's 2001 annual shareholders meeting.

    Francis J. Podvin has been a principal in the law firm of Nash, Podvin, Tuchscherer, Huttenburg, Weymouth & Kryshak, S.C., Wisconsin Rapids, Wisconsin since 1965, currently serving as its President, and specializes in business combinations, banking and corporate finance. Mr. Podvin has been a director of the Company since the Company's original incorporation in July 1992 and serves as a member of Class II of the Board, with a term through the Company's 2001 annual shareholders meeting.

    Donald Taylor has been a principal in Sullivan Associates (specialists in board of directors searches), Milwaukee, Wisconsin, since 1992. Mr. Taylor, served as Managing Director of U.S.A. Anatar Investments, Ltd. (a venture capital firm) from 1989 to 1992, and prior thereto as Chairman and Chief Executive Officer of Rexnord, Inc. (a manufacturer of power transmissions equipment), Milwaukee, Wisconsin. Mr. Taylor has been a director of the Company since March, 1996 and serves as a member of Class II of the Board, with a term through the Company's 2001 annual shareholders meeting.

    Walter G. Winding has been the owner and Chief Executive Officer of Winding and Company (business consultants for closely-held companies), Hartland, Wisconsin, since 1995. From January 1994 to January 1996, Mr. Winding was Senior Vice President of HM Graphics Inc. (commercial printing company), West Allis, Wisconsin. For six years prior thereto, Mr. Winding served as President and Chief Executive Officer of Schweiger Industries, Inc. (furniture manufacturer), Jefferson, Wisconsin, and prior thereto was Schweiger's Vice President-Administration for four years. Prior thereto, Mr. Winding served in various management positions with Jos. Schlitz Brewing Company (brewery and beer distributor), Milwaukee, Wisconsin. Mr. Winding has been a director of the Company since March 1996 and serves as a member of Class III of the Board, with a term through the Company's 2002 annual shareholders meeting

    Warner C. Frazier has been the Chairman and Chief Executive Officer of Simplicity Manufacturing, Inc. (a manufacturer of lawn and garden power equipment), Port Washington, Wisconsin, since 1983, and also served as President of that firm from 1980 to 1996 and as Vice President of Marketing from 1976 to 1980. Prior thereto, Mr. Frazier served in various management positions with Allis-Chalmers in Milwaukee, Wisconsin, Los Angeles, California, and Seattle, Washington. Mr. Frazier serves as a member of Class I of the Board, with a term through the Company's 2000 annual shareholders meeting.

    There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

    The Board has established two standing committees, the Audit Committee and the Compensation Committee, to exercise certain of the Board's functions and to assist the Board in the discharge of its responsibilities. The Board as a whole nominates directors for election and will consider nominees recommended in writing by shareholders, together with appropriate background data, if such recommendations are made in accordance with the Company's By-Laws.

    During 1998, 12 meetings of the Board were held.

    The Audit Committee's principal functions are to recommend annually a firm of independent certified public accountants to serve as the Company's auditor, to meet with and review reports of the Company's auditor, approve the audit fees payable to the auditors, to recommend to the Board such actions within the scope of its authority as it deems appropriate, and to approve related party transactions. The Audit Committee currently consists entirely of independent directors, including Donald Taylor (Chairman), Walter G. Winding and Warner C. Frazier. The Audit Committee met twice in 1998.

    The Compensation Committee, which met four times in 1998, is responsible for reviewing and approving the compensation, bonuses, and benefits of officers and other key employees of the Company and its subsidiaries and the administration of the Company's 1993 Incentive Stock Option Plan, 1996 Equity Incentive Plan and 1998 Broad-Based Stock Option Plan. The Compensation Committee currently consists entirely of independent directors, including Francis J. Podvin (Chairman), Donald Taylor, Walter G. Winding, and Warner C. Frazier.

    Under the Company's director compensation policy, each independent director receives an annual retainer fee of $16,000, plus $500 for attending each committee meeting or Board meeting, in addition to reimbursement of out-of-pocket expenses. The Chairman of the Compensation Committee of the Board receives an additional annual retainer fee of $1,000.

    In addition, under the Company's 1996 Equity Incentive Plan (the "1996 Plan"), on the effective date of the Company's initial public offering (March 7,
1996), each then serving independent director was automatically granted non-qualified stock options under the 1996 Plan to purchase 10,000 shares of Common Stock at a per share exercise price equal to the initial public offering price of $11.50 per share. Each new independent director joining the Board will automatically receive an initial non-qualified stock option to purchase 10,000 shares of Common Stock exercisable at the closing sale price of the Common Stock on the date of grant. Each independent director's initial option grant will vest ratably over an approximate three-year period, provided that the independent director continues to serve as a member of the Board at the end of each vesting period with respect to the increment then vesting. The 1996 Plan also provides that, at the time of each annual meeting, each then serving and continuing independent director will receive automatically an additional non-qualified stock option to purchase 2,500 shares of Common Stock at an exercise price equal to the closing sale price of the Common Stock on the date of grant. These annual option grants will vest in full within six months form the date of grant. The 1996 Plan also authorizes the Board to make special option grants to independent directors. A special grant of options to purchase 15,000 shares at an exercise price equal to the closing sale price of the Common Stock on the date of grant was made to independent directors in November 1998. Under the terms of the special option grant, the options were 50% vested immediately upon grant with the balance vesting at the rate of 6.25% per quarter thereafter. Notwithstanding the aforementioned vesting provisions, all outstanding options granted to independent directors under the 1996 Plan will vest immediately upon a change in control, or the director's death or disability. All options granted to independent directors under the 1996 Plan will expire upon the earlier to occur of ten years from the grant or one year from the independent director ceasing to hold such position.

    To further support the Company's philosophy of maintaining a strong link between shareholder and management interests, the Company has amended its By-Laws to expand the stock ownership requirements for independent directors. Each independent director is required to purchase (over a five-year period of time) and hold directly or through one or more affiliates, investments in Company Common Stock valued at three times their annual retainer. In addition, the Board has directed the Compensation Committee to establish ownership guidelines for the Company's executive officers.

EXECUTIVE OFFICERS OF THE COMPANY

    Set forth below is certain information concerning the executive officers of the Company as of April 2, 1998:

NAME                                                       AGE                         POSITIONS HELD
-----------------------------------------------------      ---      -----------------------------------------------------
G. William Dietrich..................................          53   President and Chief Executive Officer
George K. Farr.......................................          40   Chief Financial Officer and Treasurer
Peter J. Ruud........................................          45   Senior Vice President and Corporate Secretary
Scott S. Cramer......................................          46   Vice President-General Counsel
Paul Jenks...........................................          52   Vice President--Special Projects
Philip J. Auld.......................................          46   Regional Vice President
James M. Dancy, Jr...................................          54   Regional Vice President
Larry E. Goswick.....................................          51   Regional Vice President
John H. King.........................................          42   Regional Vice President

    See "Current Members of the Board of Directors" above for background information on Mr. Dietrich.

    George K. Farr joined the Company in February 1993 as Corporate Controller, with financial reporting responsibility for all of Superior's operating locations. In December 1994, he was promoted to Chief Financial Officer of the Company, with responsibility for the oversight of all of the Company's financial matters (including investor relations). In October 1998, he also assumed responsibility for the

Company's public relations activities. Prior to joining the Company, he served as the Market Development Controller for Sanifill, Inc. (a solid waste service company), Houston, Texas, from February 1991 to July 1992, where he was responsible for supervising the financial due diligence process and subsequent integration of Sanifill's major acquisitions. Prior thereto, he held various financial management positions, including Executive Vice President-Finance and Administration, at BancPlus Savings Association (a savings and loan institution), Houston, Texas, for five years.

    Peter J. Ruud joined the Company in September 1993 as Vice President-General Counsel and Corporate Secretary, with responsibility for all of the Company's legal matters. In November 1995, Mr. Ruud also assumed oversight responsibility for the Company's human resources and health and safety functions. In August 1997, Mr. Ruud was promoted to Vice President-Administration and Corporate Secretary with responsibilities for the Company's human resources and health and safety functions, public relations, governmental affairs and corporate governance. In October 1998, he was promoted to Senior Vice-President and Corporate Secretary. Prior to joining the Company, Mr. Ruud was in private practice with the law firm of Davis & Kuelthau, S.C., Milwaukee, Wisconsin, since 1978, specializing in environmental and corporate law and regulatory compliance. Mr. Ruud also served as a member of the firm's managing Board of Directors. While a shareholder of Davis & Kuelthau, S.C., Mr. Ruud was actively involved in the formation of the Company and the Consolidation.

    Scott S. Cramer joined the Company in July 1997 as Vice President-General Counsel, with responsibility for all of the Company's legal matters. Prior to joining the Company, Mr. Cramer served in various legal capacities for more that 13 years with BFI. Most recently Mr. Cramer was Senior Corporate Counsel to BFI. Mr. Cramer also was European Regional Counsel, Vice President and Director of Legal Affairs as well as Corporate Secretary for Browning Ferris Industries Europe, Inc. in Utrecht, The Netherlands from July 1989 to January 1993. Prior to joining BFI, Mr. Cramer was counsel to Pennzoil Company which followed his tenure in private practice.

    Paul Jenks joined the Company in October 1998 as Vice President-Special Projects responsible for a variety of special assignments including the development and supervision of a transition team which assists in the integration of the Company's acquisitions. Prior to joining the Company, Mr. Jenks was employed by Waste Management, Inc. (a national solid waste company) ("WMI") for 16 years in a number of operating management roles. From 1997 to 1998 he was Vice President and General Manager of WMI's East Ohio Region; from 1996 to 1997 he was Region President of WMI's Central Ohio Region; from 1994 to 1996 he was Vice President of Operations for WMI's Mideast Region, and from 1987 to 1994 he was Division President and General Manager of WMI's Columbus, Ohio Division.

    Philip J. Auld joined the Company as Regional Vice President-Eastern Region in October 1998, with management responsibility for all solid waste operations in the Company's eastern region. Prior to his employment by the Company, Mr. Auld was employed for over 10 years by WMI, most recently as a Region Vice President responsible for WMI's solid waste operations in New York City. Prior to becoming Region Vice President for New York City, Mr. Auld was a Division President responsible for WMI's solid waste operations in several areas including Philadelphia, Baltimore and Washington, D.C.

    James M. Dancy, Jr. joined the Company in September 1998 as Regional Vice President-Southern Region, with management responsibility for all solid waste operations in the Company's southern region. Mr. Dancy has more than 30 years of experience in the solid waste services industry. Prior to his employment by the Company, Mr. Dancy was employed by WMI in several operating management positions. From 1995 to 1998, he was Regional Vice President for a number of WMI's Regions, including Eastern Pennsylvania and New Jersey, New York City, Long Island and Northern New Jersey and Eastern Pennsylvania and Southern New Jersey. From 1992 to 1995, Mr. Dancy served as WMI's Managing Director, International Solid Waste, Western Europe; from 1990 to 1992 he was Regional Operations Vice President for WMI's New England and Ontario Region, and from 1988 to 1990 he was General Manager of WMI's solid waste operations in Portland, Oregon. Before he joined WMI, Mr. Dancy held a number of senior management positions for other companies in the solid waste services industry, including Regional Vice President for Laidlaw Waste Systems, Inc. (a national solid waste company) from 1985 to 1988, Executive Vice President and COO for Western Waste Industries, Inc. Los Angeles, California (a regional solid waste company) from 1983 to 1985 and Vice President of Waste Resources Corp., Philadelphia, Pennsylvania (a regional solid waste company) from 1967 to 1981.

    Larry E. Goswick joined the Company in December 1998 as Regional Vice President-Midwest Region, with management responsibility for all solid waste operations in the Company's midwest region. Prior to joining the Company, Mr. Goswick was employed by Loomis, Fargo & Company (a national security services company) from 1995 to 1998 as Division President/Chief Operating Officer responsible for Loomis' operations in its eight state South Central Region. From 1981 to 1995, Mr. Goswick was employed in management roles in several companies in the solid waste services industry. Specifically, from 1989 to 1995 he was employed as District General Manager for BFI, responsible for BFI's La Porte, Texas and Beaumont, Texas operations; from 1987 to 1989 he served as Division General Manager for the Denver, Colorado division of Laidlaw Waste Systems, Inc; from 1985 to 1987 he was President of Yellow Rose, Inc., Alvarado Texas (a regional solid waste company); and from 1981 to 1985 he was Regional Operations Manager and District General Manager for BFI's Houston, Texas operations.

    John H. King joined the Company in June 1994 as Vice President-Operations and was promoted to the position of Operating Vice President-Special Services in September 1994, with responsibility for managing the Company's other integrated waste services group. In April 1997, Mr. King's area of responsibility was expanded to include solid waste operations in the Company's central region. In October 1998, Mr. King resumed responsibility for the Company's other integrated waste services operations when he was appointed as Regional Vice President-Special Services. Prior to his employment by the company, Mr. King was employed for five years by Laidlaw Waste Systems, Inc. as Director of Operations for its Ohio and Michigan region, with responsibility for the management of Laidlaw's collection operations throughout that territory. For six years prior thereto, Mr. King served in various capacities with BFI.

    The officers of the Company are elected annually by the Board following the Company's annual shareholders meeting and each officer holds office until his successor has been duly elected and qualified or until his prior death, resignation or removal.

                             EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board is responsible for reviewing and approving the compensation program for the Company's executive officers, including the Chairman of the Board and the President/ Chief Executive Officer. The philosophy underlying the Company's executive compensation program is that executive compensation should be designed and implemented in a manner which attracts, motivates, and retains qualified senior managers, including its executive officers, who are committed to achieving sustainable growth in shareholder value.

    The Company's executive compensation program includes base salary, cash bonus and stock option bonus elements. The base salary paid to each executive officer is based upon the Committee's evaluation of various factors including the scope of the executive's role and responsibilities, the past performance of the individual and the Company, the executive's present and future value to the Company, market compensation data for executives of other companies in the solid waste industry (including most of those included in the Company's peer group for measuring shareholder total return) and non-solid waste industry companies with similar revenues and growth rates, and other relevant factors. Consistent with the Company's compensation philosophy, the executive compensation program, which includes elements of both cash bonus and stock options, is weighted towards incentive compensation directly tied to performance goals which contribute significantly to long-term growth in shareholder value. By including stock options in the incentive compensation program, the Company intends to align the interests of the participating executives with those of shareholders by providing value to the executive through appreciation in share value.

    The Company's management incentive compensation plan for 1998 included qualifying criteria and measurement targets based upon year over year improvement in the Company's earnings per share. These financial performance criteria were designed and intended to directly link executive compensation to the shareholders' interest in the creation of shareholder value through growth of the Company's earnings. In addition, the incentive compensation plan for each individual executive officer included non-financial criteria tied to the executive's expected contribution to the Company's continuous improvement programs. The Committee retained the discretion to modify or deviate from financial performance measures where consistent with the primary objective of long-term growth in shareholder value.

    Cash bonuses and stock option grants are usually awarded by the Committee to the named Executive Officers subsequent to the end of the Company's fiscal year. Bonus awards are based upon the Committee's review with Mr. Dietrich of the Company's achievement of financial performance criteria and each named Executive Officer's achievement of his individual non-financial criteria. In some circumstances, special stock option grants may also be awarded by the Committee during the Company's fiscal year, for example to adjust the compensation package of an executive officer who has been assigned additional responsibilities, to recognize extraordinary performance related to a specific event or activity or to otherwise promote the Company's compensation philosophy.

    In November 1998, the Compensation Committee also authorized a special grant of stock options to a broad based group of management employees. In the Committee's judgment, stock options are critical to the Company's compensation program's underlying philosophy of motivating managers to realize higher stock prices for the Company's shareholders. In the Committee's view, the decline in the Company's share price in the second half of 1998, to the extent it was attributable to general stock market conditions rather than operating performance, had reduced the effectiveness of outstanding stock options to motivate and retain employees and respond to competitive pressures.

    In determining the 1998 base salary of Mr. Dietrich, the Compensation Committee considered (i) Mr. Dietrich's contribution to the Company's financial performance in 1997 which included significant growth in both revenues and profitability, (ii) Mr. Dietrich's critical role in the successful "follow-on" public offering which was completed in 1997, (iii) the compensation practices of other companies

(including most of those included in the Company's peer group for measuring shareholder total return) for executives with similar levels of responsibility,
(iv) the effort required to continue to generate significant growth in earnings per share in light of the significant increase in the number of shares outstanding and (v) his commitment to implementation of the Company's long-term strategic plan. In addition, the Compensation Committee engaged the services of an outside compensation consultant for the purpose of reviewing executive compensation survey data.

    The CEO's compensation plan for 1998 was heavily weighted to pay-for-performance compensation. Mr. Dietrich's base salary was increased from $236,600 for 1997 to $324,000 for 1998. The increase was intended to reflect Mr. Dietrich's role in the Company's 1997 financial performance (specifically, the substantial increase in earnings and significant increase in profitability during a time of accelerating growth) and to keep the CEO's salary comparable with compensation of executives of other companies in the solid waste industry, including most of those in the Company's Self-Determined Peer Group Index, as well as executives of other companies with comparable revenues and growth rates who have similar responsibilities. The annual cash bonus incentive awarded to Mr. Dietrich for 1998 was $276,670, based upon the earnings per share growth qualifying criteria and measurement targets under the Company's 1998 management incentive plan. In February 1999, Mr. Dietrich also was granted stock options exercisable for 85,392 shares at the fair market value of the stock on the grant date, based upon the 1998 earnings per share measurement targets under the Company's 1998 management incentive plan. The incentive compensation awarded to Mr. Dietrich for 1998 represented 71.2% of the maximum possible payout under his 1998 compensation plan. In addition to the stock options granted to Mr. Dietrich under the Company's 1998 compensation plan, the Compensation Committee also authorized a special award to Mr. Dietrich in November 1998 of stock options for 250,000 shares at the stock's fair market value on the grant date, as part of a broad-based stock option grant to the Company's operating management intended to provide additional incentives to successfully implement the Company's long-term growth strategies.

    Since the Company believes its stock option plans have been adopted and are being administered in accordance with Internal Revenue Code Section 162(m), it is the Committee's position that no further action is necessary to conform its compensation plans to comply with the regulations proposed under Internal Revenue Code Section 162(m) relating to the $1 million cap on executive compensation deductibility.

                                          BY THE COMPENSATION COMMITTEE:
                                          Francis J. Podvin, Chairman
                                          Donald Taylor
                                          Walter G. Winding
                                          Warner C. Frazier

SUMMARY COMPENSATION INFORMATION

    The following table sets forth certain information concerning compensation paid by the Company for the last three fiscal years to (i) the Company's Chief Executive Officer, (ii) the four most highly compensated executive officers other than the CEO who were servicing as such as of December 31, 1998 (or for any part of the fiscal year ended December 31, 1998), and (iii) individuals who would have been included in the group described in (ii) above, but for the fact that the individual was not serving as an executive officer as of December 31, 1998. The persons named in this table are sometimes referred to herein as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                                           SHARES
                                                                                         UNDERLYING
                                                      FISCAL       ANNUAL      ANNUAL      OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION                            YEAR        SALARY    BONUS (1)   GRANTED (2)  COMPENSATION (3)
--------------------------------------------------  -----------  ----------  ----------  -----------  -----------------
Joseph P. Tate....................................        1998   $  170,000  $  120,000      45,000       $   5,110
Chairman                                                  1997   $  155,000  $  155,000      24,495       $   3,873
                                                          1996   $  155,000  $  134,816       8,300       $   3,873

G. William Dietrich...............................        1998   $  324,000  $  276,670     350,000       $   9,795
President and CEO                                         1997   $  236,000  $  307,580     180,000       $   9,794
                                                          1996   $  182,000  $  285,000      10,435       $   4,184

George K. Farr....................................        1998   $  180,000  $  115,279     250,000       $   3,112
Chief Financial Officer and Treasurer                     1997   $  150,000  $  150,000     146,530       $   2,705
                                                          1996   $  135,000  $  101,000       5,739       $   2,665

Gary Blacktopp....................................        1998   $  170,000  $  108,875      34,449       $   6,780
Senior Vice President--Operations(4)                      1997   $  153,482  $  128,426     101,558       $   4,193

John H. King......................................        1998   $  135,200  $   69,270      32,613       $   2,951
Regional Vice President--Special Services

Scott S. Cramer...................................        1998   $  125,000  $   64,044      30,687       $     696
Vice President--General Counsel

------------------------

(1) The value of perquisites and other personal benefits received by any Named Executive Officer did not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus. Annual bonus is reflected in the year earned, even though it may have been paid in the subsequent year.

(2) Options are reflected in the year of grant, even though they may have been based upon performance in the year preceding grant. See "Stock Options" below.

(3) The majority of other compensation is Company contributions to the Company's 401(k) Plan. Also includes life insurance premiums paid by the Company on executive group policy insurance in excess of $50,000 payable to the Named Executive Officers or their respective families. 1998 and 1997 includes $3,851 and $1,790 respectively of club dues for G. William Dietrich. 1997 also includes $3,187 imputed interest for G. William Dietrich, see "Certain Transactions." 1998 includes $2,552 of personal airfare reimbursed to Gary Blacktopp.

(4) Mr. Blacktopp's title was Senior Vice President-Operations until October 1998 when he became Vice President-Maintenance.

STOCK OPTIONS

    OPTION GRANTS. The following table sets forth certain information with respect to stock options granted during 1998 to each of the Named Executive
Officers:

                                                                                     POTENTIAL REALIZABLE VALUE
                                                                                                 AT
                                   NUMBER OF   % OF TOTAL                             ASSUMED ANNUAL RATES OF
                                    SHARES       OPTIONS                              STOCK PRICE APPRECIATION
                                  UNDERLYING   GRANTED TO   EXERCISE                    FOR OPTION TERM (3)
                                    OPTIONS     EMPLOYEES   PRICE PER  EXPIRATION   ----------------------------
NAME                              GRANTED (1)    IN 1998    SHARE (2)   DATE (7)         5%             10%
--------------------------------  -----------  -----------  ---------  -----------  -------------  -------------
Joseph P. Tate..................       30,000        1.85%  $ 28.4625     2/24/03(4) $     136,839 $     396,283
                                       15,000         .92%  $ 18.375     11/24/08(5) $     173,339 $     439,283

G. William Dietrich.............      100,000        6.16%  $ 25.875      2/24/08(4) $   1,627,265 $   4,123,809
                                      250,000       15.40%  $ 18.375     11/24/08(5) $   2,888,985 $   7,321,254

George K. Farr..................       50,000        3.08%  $ 25.875      2/24/08(4) $     813,632 $   2,061,904
                                      200,000       12.32%  $ 18.375     11/24/08(5) $   2,311,188 $   5,857,004

Gary Blacktopp..................        4,449         .27%  $ 25.875      2/24/08(4) $      72,397 $     183,468
                                       30,000        1.85%  $ 18.375     11/24/08(6) $     346,678 $     878,551

John King.......................        2,613         .16%  $ 25.875      2/24/08(4) $      42,250 $     107,755
                                       30,000        1.85%  $ 18.375     11/24/08(6) $     346,678 $     878,551

Scott S. Cramer.................          687         .04%  $ 25.875      2/24/08(4) $      11,179 $      28,331
                                       30,000        1.85%  $ 18.375     11/24/08(6) $     346,678 $     878,551

All Named Executive Officers as
  a group (8)...................      742,749       45.75%  $ 20.586      Various   $   9,117,108  $  23,154,744

All Shareholders................   30,138,156(9)        N/A       N/A         N/A   $ 348,274,685(9) $ 882,596,432(9)

--------------------------

(1) Includes nonqualified stock options and incentive stock options granted under the Company's 1996 Equity Incentive Plan.

(2) Exercise price is equal to the market value of the Common Stock on the date of grant (except for the 30,000 share option grant to Mr. Tate which expires 2/24/03 for which the exercise price is 110% of market value on the date of grant).

(3) The potential realizable values set forth under the columns represent the difference between the stated option exercise price and the market value of the Common Stock based on certain assumed rates of stock price appreciation from the grant price and assuming that the options are exercised on their stated expiration date; the potential realizable values set forth do not take into account applicable tax and expense payments which may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future stock price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed rates of stock price appreciation over the ten-year exercise period of the options used in the table above are mandated by rules of the SEC and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There can be no assurance that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

(4) The stock options vest at the rate of 25% after the first 12 months after grant and 6.25% per quarter thereafter.

(5) 50% of the options vested immediately upon grant, the balance vest at the rate of 6.25% per quarter.

(6) 25% of the options vested immediately upon grant, the balance vest at the rate of 6.25% per quarter.

(7) Although not a provision of the 1996 Plan, all option agreements evidencing option grants made under the 1996 Plan have historically included, and are expected to continue to include, a provision allowing the Board to accelerate the vesting of all outstanding options represented thereby upon the occurrence of a change in control of the Company. Under the terms of their respective employment agreement or KEESA, the vesting of options grated to Messrs. Tate, Dietrich, Farr, Blacktopp, King and Cramer is automatically accelerated upon the occurrence of a change in control of the Company (as defined in the applicable employment agreement or KEESA).

(8) This row represents the total number of shares granted in 1998 to all Named Executive Officers and the potential realizable value of all such options at assumed annual rates of stock price appreciation as described in footnote
    (3) to the table.

(9) These dollar values represent the potential realizable value to all shareholders as a group with respect to all 30,138,156 shares outstanding as of November 24, 1998, the last grant date of options to Named Executive Officers during 1998, based on the difference between the fair market value of all shares outstanding on November 24, 1998 and the market value of the Common Stock based on certain assumed rates of stock price appreciation as described in footnote (3) to the table.

    OPTION VALUES; OPTION EXERCISES. The following table sets forth the aggregate value of unexercised options at December 31, 1998, held by each of the Named Executive Officers and information regarding option exercises during 1998 by each of the Named Executive Officers.

                1998 OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                                       NUMBER OF UNDERLYING        VALUE OF UNEXERCISED
                                                                      UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                                                       FISCAL YEAR END (2)        AT FISCAL YEAR END (3)
                                                                    --------------------------  ---------------------------
                                      SHARES ACQUIRED     VALUE
NAME                                    ON EXERCISE    REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
------------------------------------  ---------------  -----------  -----------  -------------  ------------  -------------
Joseph P. Tate......................             0      $       0       23,922         53,873   $     54,952   $    31,884
G. William Dietrich.................        15,149      $ 280,976      402,024        348,262   $  2,486,646   $   238,861
George K. Farr......................             0      $       0      233,051        252,968   $  1,138,138   $   184,111
Gary Blacktopp......................             0      $       0       65,300        112,881   $    136,480   $    93,010
John King...........................             0      $       0       42,411         44,275   $    262,560   $    94,125
Scott Cramer........................             0      $       0       23,125         57,562   $     12,656   $    37,969

------------------------

(1) The value realized is the difference between the gross proceeds from sale of the acquired shares less the exercise price paid to acquire the shares.

(2) Includes nonqualified stock options and incentive stock options granted under the Company's 1993 Incentive Stock Option Plan (the "1993 Plan") and the 1996 Plan with prices equal to the market value of the Common Stock on the date of grant (except for options granted to Mr. Tate for which the exercise price is 110% of market value on the date of grants). The stock options have varying vesting schedules with some options partially vesting immediately upon grant, but generally vest at the rate of 25% after the first 12 months after grant and 6.25% per quarter thereafter. As provided in the 1993 Plan and as historically provided in option agreements evidencing options under the 1996 Plan, the Board may accelerate the vesting of all outstanding options under the 1993 Plan and 1996 Plan upon the occurrence of a change in control of the Company. Under the terms of their respective employment agreements or KEESAs, the vesting of options granted to Messrs. Tate, Dietrich, Farr, Blacktopp, King and Cramer is automatically accelerated upon the occurrence of a change in control of the Company (as defined in the applicable employment agreement or KEESA).

(3) The dollar values were calculated by determining the difference between the fair market value of the underlying Common Stock and the various applicable exercise prices of the Named Executive Officers' outstanding options at the end of 1998. The last reported sale price of the Company's Common Stock on The Nasdaq Stock Market on December 31, 1998 was $20.0625 per share.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

    The Company has entered into new employment agreements with Messrs. Dietrich, Farr and Ruud and anticipates entering into new employment agreements with certain other members of the Company's senior management team, including Messrs. King and Cramer, prior to the Acceptance Date. These agreements are described in Item 3(b) of the Schedule 14D-9 accompanying this Information Statement and are incorporated herein by reference.

    The Company has existing employment agreements with Messrs. Blacktopp, King and Cramer, which, in the case of Messrs. King and Cramer, will be replaced with the new agreements discussed above. These existing employment agreements provide for two-year terms, which are extended automatically on each anniversary date for one additional year, unless either party gives notice of nonrenewal. The Company may also terminate the employment agreements at any time for "cause" as defined in the employment agreements. If the Company elects to terminate Messrs. Blacktopp's, King's or Cramer's employment, other than for cause or his death or disability, such individual is entitled to receive a severance payment equal to the unpaid balance of the employee's base salary through the expiration of the initial term or the renewal term within which termination takes place, subject to the change of control provisions described below.

    If the employment of any of Messrs. Blacktopp, King or Cramer is terminated as a result of his death, his estate or representative is entitled to receive an amount equal to the officer's base salary for the month in which he dies. If the employment of Messrs. Blacktopp, King or Cramer is terminated as a result of his disability, such officer is entitled to receive his base salary through the date of termination.

    Mr. Dietrich is subject to a noncompetition agreement which prohibits him during the term of his employment and for one year thereafter from competing with the Company within 50 miles of any Company facility or from using or disclosing confidential information of the Company. Messrs. Farr, Cramer, King and Blacktopp are also subject to noncompetition agreements substantially identical to Mr. Dietrich's, except that the noncompetition term extends for two years following the termination of their respective employment with the Company.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

    The Company has KEESAs with Messrs. Tate, Dietrich and Farr, as well as employment agreements with Messrs. Blacktopp, King and Cramer that contain change in control provisions. Each of these agreements is described in Item 3(b) of the Schedule 14D-9 accompanying this Information Statement and is incorporated herein by reference.

AMENDMENT TO 1999 MANAGEMENT INCENTIVE PLAN

    Pursuant to the Merger Agreement, the Company has agreed to amend its 1999 Management Incentive Plan. This amendment is described in Item 3(b) of the
Schedule 14D-9 accompanying this Information Statement and is incorporated herein by reference.

LONG-TERM PERFORMANCE AWARD PLAN

    In connection with the transactions contemplated by the Merger Agreement, the Company established the Long-Term Performance Award Plan. This plan is described in Item 3(b) of the Schedule 14D-9 accompanying this Information Statement and is incorporated herein by reference.

                              CERTAIN TRANSACTIONS

    The Company loaned G. William Dietrich $75,000 in June 1994. The loan is represented by an unsecured promissory note, with interest accruing from June 29, 1997, and payable annually at the Company's average annual borrowing rate as adjusted from time to time and principal payable in one lump sum payment 90 days after Mr. Dietrich terminates employment with the Company for any reason. The principal amount outstanding at December 31, 1998 was $75,000. All accrued interest as of December 31, 1998 had been paid in full. The Company loaned G. William Dietrich $150,000 in March 1999. The loan is represented by an unsecured promissory note, with principal and interest, at the Company's average borrowing rate, payable in one lump sum on April 30, 1999.

    In 1998, the Company purchased public relations, employee communications and graphics arts services from Whole Hog Productions, Inc. Ms. Jenifer Ortwein, a principal shareholder of Whole Hog Productions, Inc., married Joseph P. Tate, the Chairman and a director of the Company, in February 1999. The Company paid Whole Hog Productions, Inc., a total of $25,603 for services purchased by the Company in 1998. The Company believes that the purchase of service form Whole Hog Productions, Inc. was on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

                           STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of the Record Date with respect to the beneficial ownership of Common Stock by (a) all persons or entities known to the Company to be the beneficial owner of more than five percent or more of the Common Stock; (b) each Named Executive Officer; (c) each of the current directors and nominees; and (d) all executive officers and directors as a group. Unless otherwise noted, each person has sole investment and voting power with respect to the shares indicated (subject to applicable marital property laws).

                                                                            SHARES BENEFICIALLY
                                                                                   OWNED
                                                                          -----------------------
NAME OF BENEFICIAL OWNER                                                    NUMBER      PERCENT
------------------------------------------------------------------------  ----------  -----------
Joseph P. Tate(1)(2)(4).................................................   2,591,184         8.0%
G. William Dietrich(3)(4)...............................................     488,876         1.5
George K. Farr(4).......................................................     292,452           *
Francis J. Podvin(4)....................................................      45,306           *
Donald Taylor(4)........................................................      24,875           *
Walter G. Winding(4)....................................................      24,875           *
Warner C. Frazier(4)....................................................      19,142           *
Gary Blacktopp(4).......................................................      83,652           *
John King(4)............................................................      47,983           *
Scott Cramer(4).........................................................      33,538           *
Paul M. Burke(5)........................................................   1,915,658         5.9
All executive officers and directors as a group (10 persons)(4).........   3,651,883        10.9

------------------------

*   Indicates less than 1%.

(1) Address is c/o 125 South 84(th) Street, Suite 200, Milwaukee, WI 53214.

(2) The listed shares include 2,397,431 shares owned by two trusts established by Mr. Tate, in which Mr. Tate acts as trustee.

(3) The listed shares include 1,000 shares owned by Mr. Dietrich's spouse.

(4) The shares listed for Messrs. Tate, Dietrich, Farr, Blacktopp, Cramer and King include 38,753, 487,676, 292,352, 81,152, 33,338 and 47,983 shares, respectively, subject to acquisition upon the exercise of stock options currently exercisable or exercisable within 60 days of the Record Date. The shares listed for Messrs. Podvin, Taylor, Winding and Frazier include 24,375, 24,375, 24,375, and 18,542 shares, respectively, subject to acquisition upon the exercise of stock options currently exercisable or exercisable within 60 days of the Record Date. The shares listed for all executive officers and directors as a group include 1,067,921 shares subject to acquisition upon exercise of stock options currently exercisable or exercisable within 60 days of the Record Date.

(5) Address is 2806 Juniper Hill Court, Louisville, Kentucky 40206. The information with respect to Mr. Burke is as of February 12, 1999, as reported by Mr. Burke in his Schedule 13G/A dated February 10, 1999 except to the extent otherwise known to the Company.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports concerning their ownership and changes of ownership of Company stock and furnish copies of such forms to the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1998 all of its directors and executive officers complied with the Section 16(a) filing requirements, except that Form 3s to report initial beneficial ownership of securities by Dale O. Nolder and Gary D. Blacktopp were inadvertently filed one day late and a Form 5 to report an option grant in November 1998 was inadvertently not filed by Joseph P. Tate.

                         STOCK PERFORMANCE INFORMATION

    The following performance graph compares the cumulative total return of the Company's Common Stock to the cumulative total return of (i) the Standard and Poor's 500 Composite Index and (ii) an index of peer group issuers selected in good faith (the "Self-Determined Peer Group Index"). The Self-Determined Peer Group Index includes Allied Waste Industries, Inc., Browning-Ferris Industries, Inc., Waste Management, Inc., Casella Waste Systems, Inc., Waste Industries and Republic Services, Inc. American Waste Services, Inc. and USA Waste Services, Inc. have been omitted from this year's Peer Group because they have merged with USA Waste Services, Inc. and Waste Management, Inc., respectively. The comparison in the graph assumes the investment of $100 in the Company's Common Stock, and Standard and Poor's 500 Composite Index, and the Self-Determined Peer Group Index on March 8, 1996 (first trading day following the Company's initial public offering), and the reinvestment of all dividends. The source of the performance graph is the Center for Research in Security Prices at the University of Chicago Graduate School of Business.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            SUPERIOR SERVICES,
                   INC.            S&P 500 COMPOSITE INDEX   COMPOSITE PEER GROUP INDEX
12/31/94                       -                        $70                          $84
12/31/95                       -                        $97                          $94
3/8/96                      $100                       $100                         $100
12/31/96                    $154                       $119                         $100
12/31/97                    $218                       $159                         $141
12/31/98                    $151                       $205                         $142

                                                                    12/31/94     12/31/95      3/8/96      12/31/96     12/31/97
                                                                   -----------  -----------  -----------  -----------  -----------
Superior Services, Inc...........................................                             $     100    $     154    $     218
                                                                          ---          ---
S&P 500 Composite Index..........................................   $      70    $      97    $     100    $     119    $     159
Self-Determined Peer Group Index.................................   $      84    $      94    $     100    $     100    $     141

                                                                    12/31/98
                                                                   -----------
Superior Services, Inc...........................................   $     151

S&P 500 Composite Index..........................................   $     205
Self-Determined Peer Group Index.................................   $     142

                  [See Annex A to the Attached Schedule 14D-9]